25

Follow-Up Materials

06012838

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REGISTRANT'S NAME Horizon Technology Group

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 26 2006
B

**NEW ADDRESS

FILE NO. 82- 34782 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 4/25/06



RECEIVED
2006 APR 25 A 11:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE
AR/S
12-31-05

ANNUAL REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2005



HORIZON
Technology Group

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT THE COURSE OF ACTION TO TAKE YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.

IF YOU HAVE SOLD ALL YOUR ORDINARY SHARES IN HORIZON TECHNOLOGY GROUP PLC, PLEASE FORWARD THIS DOCUMENT AND THE FORM OF PROXY TO THE AGENT THROUGH WHOM THE SALE WAS EFFECTED FOR TRANSMISSION TO THE PURCHASER.

HORIZON TECHNOLOGY GROUP PLC

REGISTERED IN IRELAND NO. 133211

ANNUAL GENERAL MEETING
THURSDAY 11 MAY 2006

Directors:
Samir Naji (Chairman)
Gary Coburn (Chief Executive)
Cathal O'Caoimh
Charles Garvey
Paul Kenny

Registered Office:
14 Joyce Way
Park West Business Park
Nangor Road
Dublin 12
Ireland

Dear Shareholder

You will find set out in pages 2 and 3 of this document notice of the Annual General Meeting of the Company (the "Notice"), which will be held at The Alexander Hotel, Merrion Square, Dublin 2, on 11 May 2006 at 9.00am.

In addition to the usual business to be transacted at the Annual General Meeting (see Resolutions 1, 2, and 3 of the Notice) your Board proposes additional business as set out in Resolutions 4, 5, 6 and 7 of the Notice for the purposes summarised below:-

Resolution 4

The Company has undertaken a number of security offerings in the past number of years which have reduced the number of Ordinary Shares available for issue. Accordingly, the Board recommends to shareholders Resolution 4 which proposes an increase in the authorised share capital of the Company from €6,461,000 to €8,750,000, a percentage increase of 35.4%.

Resolution 5

Section 20 of the Companies (Amendment), Act 1983 requires that shareholder approval be obtained before any new shares can be issued by a company. The Section does, however, entitle the shareholders, in general meeting, to empower the Board of Directors to issue shares for a period of up to five years. The current power expires on 27 June 2007 and it is proposed to alter the Articles of Association by extending this power to 10 May 2011. The maximum number of shares which the directors will have power to allot amounts to 43,781,079, which represents 53.9% of the total issued share capital. The directors have no present intention to use this authority.

Resolution 6

Disapplication of Pre-emption Rights

The Directors' authority to allot shares is subject to a restriction imposed by Section 23 of the Companies (Amendment) Act, 1983, which requires that any new shares to be allotted for cash must first be offered to existing shareholders in the proportions in which they hold shares at the date of the allotment. However, under Section 24, the shareholders may exempt the Board from the Section 23 restriction subject to certain limits.

Resolution 6 empowers the directors, in accordance with the Articles of Association, to disapply pre-emption rights in respect of the allotment of shares subject to the limitations set out in the Articles which limit such allotments to the issue of shares (a) in connection with open offers, rights issues or otherwise or in favour of persons having a right to subscribe for or convert securities into Ordinary Shares subject to such exclusions or other arrangements as the Directors feel are necessary for legal or practical problems; and (b) up to a maximum aggregate nominal value of 10% of the total issued share capital of the Company on the date hereof being 8,121,892 Ordinary Shares.

Resolution 7

Authority to purchase own shares

Resolution 7 seeks authority to empower the Company, or any subsidiary thereof, to make market purchases of the Company's shares and to determine the price at which treasury shares may be reissued off-market. No more than 10% of the issued share capital of the Company may be acquired under this authority at a price range which is no less than the nominal value of the Company's shares and no greater than 105% of the average price of the Company's shares in respect of each of the five dealing days prior to the date of purchase by the Company.

The total number of options to subscribe for shares in the Company on 24 March 2006, (the latest practical date prior to the publication of this letter) amounts to 3,138,089 which represents 3.86% of the issued share capital of the Company on that date. This percentage would increase to 4.29% if the full authority to buy shares is used.

Resolution 7 (contined)
Authority to purchase own shares

The Board will only exercise this power in the future at price levels at which it considers purchases to be in the best interests of the shareholders generally after taking account of the group's overall financial position. The Board has no immediate plans to make any such purchase.

Re-election of Mr. Paul Kenny

The board is of the opinion that Mr. Paul Kenny brings independent judgement on issues of strategy, performance, resources and standards of conduct, which are vital to the success of the Group and is happy to recommend his re-election as a non-executive director. We confirm that, following formal performance evaluation, Mr. Kenny's performance continues to be effective and he demonstrates commitment to this role.

Recommendation

The Directors believe that the proposals summarised in this letter are in the best interests of the Company and recommend you to vote in favour of the resolutions. All your Directors intend to vote in favour of the resolutions in respect of the shares owned or controlled by them, representing approximately 40.9% of the issued share capital of the Company.

Yours sincerely,

Samir Naji
Chairman

30 March 2006

HORIZON TECHNOLOGY GROUP PLC
Notice of Annual General Meeting
11 May 2006

NOTICE is hereby given that the Annual General Meeting of Horizon Technology Group plc (the "Company") will be held at The Alexander Hotel, Merrion Square, Dublin 2 on 11 May 2006 at 9.00am for the following purposes:-

1. To receive and consider the financial statements of the Company for the period ended 31 December 2005 together with the reports of the Directors and Auditors thereon.

2. To re-elect as directors the following persons who are recommended by the Board for re-election:-
   Paul Kenny (Resolution 2(a))
   Cathal O'Caoimh (Resolution 2(b))

3. To authorise the Directors to fix the remuneration of the auditors.

4. To consider and, if thought fit, pass the following resolution as a special resolution:-

   "That the provisions of Clause 5 of the Memorandum of Association and Clause 2 of the Articles of Association of the Company be deleted and replaced by the following:

   The share capital of the company is €8,750,000 divided into 125,000,000 Ordinary Shares of €0.07 each."

5. To consider and, if thought fit, pass the following resolution as a special resolution:-

   "To delete Article 6 of the Articles of Association and replace it with the following:

   (a) The Directors, for the purposes of Section 20 of the 1983 Act, shall be generally and unconditionally authorised to allot and issue relevant securities (as defined by the said Section 20) up to an amount equal to the authorised but unissued share capital of the Company as at the close of business on 11 May 2006 and to allot and issue any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as Treasury Shares.

   (b) The authority conferred by this Article shall expire on 10 May 2011 unless previously renewed, varied or revoked by the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution as a special resolution:

   "That
   (a) for the purposes of Section 24 of the Companies (Amendment) Act, 1983 and subject to Directors being authorised pursuant to Article 6 of the Articles of Association of the Company, the Directors be empowered to allot equity securities for cash pursuant to and in accordance with the provisions of Article 7 of the Articles of Association of the Company (as amended); and

   (b) the authority hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or 10 August 2007 unless previously renewed, varied or revoked by the Company in general meeting."

7. To consider and, if though fit, pass the following resolution as a special resolution:-

"That:

(a) the Company and/or any subsidiary (being a body corporate referred to in the European Communities (Public Limited Companies Subsidiaries) Regulations, 1997) of the Company be generally authorised to make market purchases (as defined by Section 212 of the Companies Act, 1990) of shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine in accordance with, and subject to, the provisions of the Companies Act, 1990 and to the restrictions and provisions set out in Article 9 of the Articles of Association of the Company;

(b) the re-issue price range at which any treasury share (as defined in Section 209 of the Companies Act, 1990) for the time being held by the Company may be re-issued off market shall be the price range set out in Article 10 of the Articles of Association of the Company; and

(c) the authorities hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company or 10 August 2007 unless, in any such case, previously renewed, varied or revoked by the Company in general meeting."

BY ORDER OF THE BOARD
Cathal O'Caoimh
Secretary

Registered Office
14 Joyce Way
Park West Business Park
Nangor Road
Dublin 12
Ireland

30 March 2006

HORIZON TECHNOLOGY GROUP PLC

Proxy Card for use by shareholders at the Annual General Meeting to be held on 11 May 2006

I/We (see note (a))________________________

of ________________________

____

(address) being (a) holder(s) of Ordinary Shares of the Company hereby appoint the Chairman of the meeting or ________________ (see note (b)) as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 11 May 2006 and at any adjournment thereof.

Please indicate with an "X" in the appropriate box below how you wish your votes to be cast. Unless otherwise instructed the proxy will vote or abstain at his/her discretion, as he/she will on any other matter that may arise at the meeting.

Ordinary Business

FOR	AGAINST	RESOLUTIONS
		1. To receive and consider the financial statements.
		2(a) To re-elect Paul Kenny as a director.*
		2(b) To re-elect Cathal O'Caoimh as a director.
		3. To fix the auditors' remuneration.

Special Business

FOR	AGAINST	
		4. Increase in Share Capital.
		5. Renewal of Section 20 Authority.
		6. Power of Directors to disapply pre-emption rights.
		7. Authority to purchase own shares and set price range for re-issue of treasury shares.

Signed: (see note (c)) ________________________

Dated: ________________________ 2006

*member of the remuneration committee

NOTES

(a) A shareholder must insert his/her full name and registered address in type or block capitals. In case of joint holdings the name of all holders must be stated.

(b) A shareholder is entitled to appoint a proxy of his/her choice but if a shareholder wishes to appoint a proxy other than the Chairman of the meeting please insert his/her name and address and delete the words "the Chairman of the meeting or". A proxy need not be a member of the Company but must attend the meeting in person to represent the shareholder.

(c) The proxy must:
   (i) in the case of an individual member, be signed by the member or his/her attorney; or
   (ii) in the case of a corporate member, be given either under its common seal or signed on its behalf by an attorney or by a duly authorised representative.

(d) In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint shareholding.

(e) To be valid this proxy and any power of attorney under which it is signed must be lodged at Computershare Services (Ireland) Limited, P.O. Box 954 Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18 no later than 48 hours before the time appointed for the holding of the meeting.

(f) Any amendment to the proxy form must be initialled by the member.

Note:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company.

2. Pursuant to Regulation 14 of the Companies Act 1990 (Uncertified Securities) Regulations 1996, the Company hereby specified that only those shareholders registered in the Register of Members of the Company at 9.00am on 9 May 2006 shall be entitled to attend and vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.

Paul Kenny, Non-Executive Director (Age 45)
Paul Kenny was appointed to the board in August 1998. He was previously a Director of WBT Systems Limited, Chairman of EUnet Limited and a Director of NCB Group Limited in Dublin. He also worked in the venture capital industry with Schroder Ventures in London and in capital markets with Goldman Sachs in New York. He is a director of a number of private companies and holds a Bachelor of Commerce Degree from University College Dublin and an MBA from the London Business School.

Cathal O'Caoimh - Chief Financial Officer and Company Secretary (Age 48)
Cathal O'Caoimh joined Horizon as Chief Financial Officer and became a board member in February 2001. He worked as Group Finance Director of the Hibernian Group/Norwich Union Ireland for the previous four years. Cathal has previously held the positions of Group Financial Controller of Independent News and Media Group plc and Managing Director of Tribune Newspapers. He is a fellow of the Institute of Chartered Accountants and holds a Masters Degree in Business Studies from University College Dublin. Cathal has a service contract with the company. If that contract is to be terminated by either Cathal or the company, three months notice is required.

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Computershare Investor Services (Ireland) Ltd
PO Box 954
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CONTENTS




ENE
ESE

Investment



SAMIR NAJI

PERFORMANCE HIGHLIGHTS

2005 was another year of strategic and financial progress for Horizon. In 2005, Horizon also laid new foundations for future growth, with investments in new partnerships which broaden the group's relationships with leading vendors in the global IT market.

Over the last 18 months, the group has entered into new partnerships with IBM, EMC Corporation and VERITAS Software Corporation in the UK. In Ireland, the group entered into new partnerships with BMC Software, Acer Corporation, Inc and O2. Post year-end, the group acquired the enterprise security and IP networking company, EquIP Technology Limited. Each of these investments or developments is expected to yield additional earnings in the future. Investments in 2005 have been focused on providing Horizon with a broader presence in its target market, a higher level of revenue, increased earnings and an improved spread of partnerships with global IT vendors.

Revenue grew 4.6% and gross margin increased from 11.6% to 12.0%. Trading profit increased 7.2% to €9.1m and diluted adjusted EPS increased by 9.6% to 9.73 cent.

On a divisional basis, the group's two operational divisions had very distinct trends with growth and profitability in the enterprise solutions operation being higher than that of the distribution and channel services business:

- Enterprise solutions revenue increased 10.4% and trading profit by 12.8%. Trading margin increased from 5.3% to a satisfactory 5.4%.
- The distribution and channel services business had a challenging year with intense price competition, continued volume increases, unit price depreciation and margin contraction resulting in a revenue fall of 3.0% and trading margin down from 1.5% to 1.1%.

Enterprise solutions accounted for 60% of 2005 revenue and 88% of the combined trading profit of the two divisions, an increase from 57% and 83% respectively in 2004. This trend is likely to continue.

The group continued its focus on cost controls and operating efficiency during the period and trading profit as a percentage of revenue increased to 3.1%.

STRATEGY

Horizon's objective and strategy remains constant - to deliver shareholder value through the development of the business as a technical integrator and distributor of information technology products in the UK and Ireland. The group's focus is to generate long-term, consistent growth in shareholder value by investing resources judiciously to capitalise upon future growth opportunities while maintaining a strong financial position.

Horizon's strategy is to outperform the market and deliver growth in earnings by:

- Increasing profitable revenues in existing operations;
- Investing in organic bolt-on developments such as new vendor partnerships in selective areas with growth potential;
- Monitoring the developing IT market in the UK and Ireland to identify opportunities for judicious acquisitions; and
- Through a focus on execution, service delivery and operational gearing designed to increase earnings at a faster rate then revenue growth.

The group will continue to develop its strong market positions and deepen relationships with customers and vendors and to invest resources in the on-going development of a highly motivated team of professionals dedicated to the continued success of the business.

"Investments in 2005 have been focused on providing Horizon with growth in shareholder value through a broader presence in its target market, a higher level of revenue, increased earnings and an improved spread of partnerships with global IT vendors."

Diluted adjusted EPS



€ cent
11
10
9
8
7
6
5
4
3
2
1
0
2002
2003
2004
2005
EPS

Geographically, Horizon will continue to supply a wide range of IT services and products within the Irish market and, in the UK, focus on the provision of enterprise solutions in partnership with system integrators and leading global IT vendors. Horizon's exposure to the Irish economy has been a significant strength in recent years and this is expected to continue.

OUTLOOK

The directors anticipate that modest market growth will continue with some growth-based investment in technology by corporate customers. Large organisations are positive on their expectations on future IT spend. This will vary by industry sector and is likely to be strongest in the mobile telecommunications sector, where new applications such as mobile mail are already a feature.

Horizon's organic turnover growth will be determined by market growth rates, the pace of new organic development and, increasingly, the extent to which major IT vendors outsource to their channel. As the global vendors focus on their own internal core competencies and cost controls, they are increasingly outsourcing technical services, marketing and supply chain functions to channel partners. Horizon is uniquely positioned to address these developing market trends. The board also expects that industry margins will see some contraction in 2006 and beyond.

Given the pace of developments over the past 18 months and the broader spread of vendor partnerships, the board do not expect any single IT vendor to account for more than one third of revenues in 2006. The group will continue to monitor the developing IT market in the UK and Ireland to identify new opportunities to deliver profitable growth, while continuing to develop existing businesses to enhance profitability and cash flow.

Rigorous cost control and the group's ability to leverage growth in earnings from greater utilisation of operational capacity provide an opportunity to convert even modest turnover growth into superior returns for shareholders.

SAMIR NAJI
Chairman
30 March 2006

Competitive Advantages



GARY COBURN

2005 was a year of substantial progress in the execution of Horizon's strategy for growth. This growth was achieved through continued market share gains, particularly in the UK, and bolt-on developments through the establishment of new vendor partnerships. As a result, the group delivered continued earnings growth with trading profit up 7.2% and diluted adjusted EPS up 9.6%.

Reflecting the distinct trend within the group's two divisions, revenue grew 10.4% in the enterprise solutions division, driven by market share gains in the UK, whereas revenue declined by 3.0% in the distribution and channel services division. Likewise, whereas enterprise solutions division trading margin increased from 5.3% to 5.4% providing an increase in trading profit of 12.8%, margin pressure and intense competition in the distribution and channel services division cut trading margin from 1.5% to 1.1%.

2005 was Horizon's fourth consecutive year of growth in trading profit and diluted adjusted earnings per share. The group remains strongly profitable and cash generative with sustainable competitive advantages and significant operational leverage opportunities.

DEVELOPMENTS

Horizon's strategy is to deliver growth in earnings by increasing revenue in existing operations, investing in organic bolt-on developments and through selective and judicious acquisition combined with a focus on execution, service delivery and operational gearing. Progress has been made on all fronts over the last eighteen months. Specifically, the following new developments have been delivered:

Horizon Enterprise Systems – IBM partnership in the UK

In September 2005, Horizon was appointed as an IBM business partner in the UK. Horizon established a new London based entity, Horizon Enterprise Systems (HES), which, in conjunction with IBM, focuses on providing UK system integrators and their customers with a wide range of IBM specific enterprise infrastructure products and services.

Horizon's partnership with IBM represents a significant development and provides an opportunity for further growth in our enterprise solutions division in the medium term. It is an excellent strategic fit, consistent with our strategy of seeking organic development to broaden our market coverage in partnership with global IT vendors.

Like all new developments that start with zero revenue and a fixed cost, the IBM partnership will take time to generate a positive contribution. HES recorded its first revenue in January 2006. The cost of the group's investment in HES in 2005 was €547,000 and this was charged to the consolidated income statement in the year. The group will make further investment in HES in 2006 to develop a significant opportunity for Horizon in 2007 and thereafter.

EquIP – enterprise security and IP networking specialist

In February 2006, the group completed the acquisition of 100% of the share capital of EquIP Technology Limited. EquIP is a leading UK channel organisation which specialises in the enterprise security and IP networking market. On a normalised basis, EquIP's annual turnover is estimated at €35m and profit before tax at €2.1m. As at 31 October 2005, EquIP had net tangible assets of €3.3m including net cash balances of €2.7m.

EquIP has achieved strong growth in revenue and profit in recent years. It is complementary with Horizon's UK based enterprise infrastructure operation in an area where Horizon has significant strengths and experience.

Revenue and Trading Profit


€ million
€ million
300
250
200
150
100
50
0
10.0
9.0
8.0
7.0
6.0
5.0
2002
2003
2004
2005
Revenue (LHS)
Trading profit (RHS)

EquIP has become the UK channel partner of choice for major security and networking vendors including Juniper Networks, Inc., F5 Networks, Inc. and Blue Coat Systems, Inc.

The acquisition of EquIP is consistent with Horizon's focus on the enterprise segment of the UK market. It is expected that many synergies will be derived from the combination of EquIP and Horizon's existing UK operations. EquIP further strengthens Horizon's position in the UK enterprise market and adds significant new vendor partnerships which are complementary to our existing relationships. It brings Horizon into another growth segment and will help to drive further operational gearing.

The consideration for the acquisition was €15.5m of which €11.8m was paid at completion and the balance is due over the coming year.

Further new partnerships with global IT vendors

The group continued its strategy of developing new partnerships with global IT vendors. In 2005, the group entered into new partnerships with EMC Corporation and VERITAS Software Corporation, both of which are progressing favourably, with an increasing pipeline of projects and both are expected to contribute positively to earnings in 2006.

The establishment and development of such relationships is consistent with Horizon's objective to deliver shareholder value through investment in selective areas of growth and to focus on the provision of cost effective outsourcing services to major international IT vendors. Such developments will provide the group with incremental organic growth in revenue and earnings going forward. Horizon continues to devote significant resources to enhancing such relationships.

Each of these new developments represents a new source of profits for the group in the medium term, thereby strengthening Horizon's overall position.

DIVISIONAL ANALYSIS

The group operates through two separate trading divisions, Enterprise Solutions and Distribution and Channel Services. The performance of each division is detailed below.

ENTERPRISE SOLUTIONS DIVISION

This division assists customers in implementing IT strategies through the provision of IT infrastructure, development and consulting services. Its customer base is predominantly comprised of blue-chip companies. The division includes the Irish and UK-based enterprise infrastructure and services (EIS) businesses and the Irish enterprise application and services (EAS) business. It has a current full time equivalent staff count of 171 employees.

Enterprise Solutions Division	*2005 €'000*	*2004 €'000*	*Change*
Revenue	176,131	159,578	10.4%
Trading profit	9,590	8,503	12.8%
Trading margin	*5.4%*	*5.3%*	

The division's turnover, at €176.1m, increased 10.4% on 2004 and trading profit increased 12.8%. Trading margin improved from 5.3% to 5.4%. While the fastest rate of growth occurred in the Irish application consulting operation, the larger UK EIS business accounted for the majority of the absolute increase in revenue.



ENTERPRISE SOLUTIONS DIVISION (continued)

The group's enterprise infrastructure and services operations (EIS) outperformed the market in the UK and Ireland, increasing turnover and profitability again in 2005. Horizon continued as Sun Microsystems' largest partner in the UK and Ireland. The UK EIS operation grew market share by winning a number of mid-range infrastructure projects in partnership with global systems integrators. This division continues to have an exceptionally high level of customer retention, with over 80% of its business coming from repeat customers. Market share gains were achieved by winning business both with existing customers and also by the addition of new customer contracts in 2005 – for example, wins in partnership with Unisys UK, Atos Origin, Serco Group and Capita Business Services.

The sectors of the market in which the group has seen growth over the last year in its Irish EIS operation include mobile telecommunications, finance and government. A sample of the contract wins by Horizon in 2005, by sector includes:

- **Mobile Telecommunications:** Vodafone, O2, Ericsson and Motorola, Inc;
- **Public sector:** The Office of the Revenue Commissioners, the Police Service of Northern Ireland and the Fire Authority for Northern Ireland;
- **Finance sector:** Allied Irish Bank and Irish Life & Permanent plc;
- **Education sector:** University College Dublin and University of Ulster.

Horizon's UK EIS operation further increased its Sun Microsystems' market share in 2005 and also became the largest Nortel Networks Corporation channel partner in the UK. In addition, in January 2005, the UK EIS operation entered into new partnerships with market leading vendors, EMC Corporation and VERITAS Software Corporation thereby further strengthening its position in the high-growth storage solutions market. Under these partnerships, Horizon began providing a complete storage resource management solution based on the EMC and VERITAS product suites, to existing and new systems integration partners and customers. As anticipated, the two new partnerships contributed modestly to revenues and earnings in 2005 and are contributing to an increasing pipeline going forward. The group continues to invest in these developments and expects a growing contribution in future periods.

Following the acquisition of EquIP, the group's combined EIS operation is now one of the leading enterprise channel partners in the UK with partnerships with Sun Microsystems, Inc., IBM, Nortel Networks Corporation, EMC Corporation, VERITAS Software Corporation, Juniper Networks, Inc., F5 Networks, Inc. and Blue Coat Systems, Inc amongst others.

While there was unit price depreciation in the server market, particularly at the high-volume lower end, it was not as prevalent as in the PC market. Market volumes continued to grow as the penetration of computerisation percolated deeper into commercial organisations. The combination of volume growth and price depreciation has provided modest revenue growth in the overall market. Horizon has outperformed the market in both the UK and Ireland. In Ireland, the division increased Sun Microsystems' penetration of the enterprise market. In the UK, Horizon's market share has grown by winning a number of mid-range infrastructure projects in partnership with global system integrators.

Performance in Horizon's Irish enterprise applications and services operation (EAS) business was very strong in 2005. For the fourth year in a row, it achieved good growth in revenue and earnings. The consulting business built on its market-leading position by delivering growth in each of the four segments in which it operates; business intelligence, applications development, enterprise resource planning (ERP) and business service management (BSM). All four segments performed well in 2005 and the demand for SAP services continued to experience growth during the year, both in existing customer upgrades and in new implementations – for example, Avocent ® Corporation, The Irish Times and Fannin Healthcare Group.

"The group will continue to develop its strong market positions and to deepen relationships with customers and vendors."

Cost / Income Ratios


Gross Profit
€ million
40
35
30
25
20
15
10
5
0
30%
25%
20%
15%
10%
5%
0%
2002
2003
2004
2005
EBITDA (LHS)
Operating Costs (LHS)
Trading profit as % of Gross Profit (RHS)

ENTERPRISE SOLUTIONS DIVISION (continued)

The mobile telecommunications, finance and government sectors were particularly strong in 2005 and contract wins included O2, Hibernian Insurance Group, Bank of Ireland Group, and Quinn-direct Insurance. In the public sector market in 2005, Horizon successfully developed and implemented e-HEGS, electronic - Higher Education Grant System, which has been rolled out to a number of Irish local authorities to date with potential for further roll out going forward.

The group's business service management (BSM) unit, based on a partnership with BMC Software, performed strongly, particularly in the second half of 2005. This unit provides a complete range of BMC Software services including sales, consulting, implementation and support to existing and new BMC Software customers. BSM is a fast-growing segment of the IT market and represents an exciting opportunity for the group.

DISTRIBUTION AND CHANNEL SERVICES DIVISION

Clarity Distribution is Ireland's leading value added distributor of volume IT products and offers leading edge supply chain and channel management services to global IT vendors and resellers in the Irish market.

Distribution & Channel Services Division	*2005 €'000*	*2004 €'000*	*Change*
Revenue	118,583	122,195	(3.0%)
Trading profit	1,354	1,792	(24.4%)
Trading margin	*1.1%*	*1.5%*	

In a highly competitive market, revenue fell by 3% and trading margin reduced from 1.5% to 1.1%. From a revenue perspective, 2005 was a year of two distinct halves – in the first half of 2005, revenue was down 18.1% on the same period in 2004 whereas, in the second half, revenue was up 15.5%.

Over the last year, the division has continued to reshape its operation by shifting its emphasis from revenue and market share growth to focus on return on investment, thereby forgoing business that provided lower returns. At the same time, the division reduced its cost structure so as to retain its cost leadership position in the market.

Unit price depreciation has continued to be a significant trend in the market and is likely to continue into the future particularly in the PC market and at the lower end of the server market. Industry unit volumes have grown to compensate and industry analysts expect that unit growth will offset unit price depreciation in the foreseeable future. Clarity Distribution experienced 16% volume growth in 2005.

Two elements of Clarity's business had a particularly strong year – the HP consumer business performed very satisfactorily and the enterprise business continued to show strong growth in the period, driven by the success of HP server and storage products in the Irish market.

In June 2005, the division entered into a new partnership to provide distribution and channel services to Acer in Ireland. Acer ranks among the world's top five branded PC vendors and, while Acer's market share in Ireland is still building, Clarity is now positioned as Acer's key channel management and low cost fulfilment partner.

Superior Returns



DISTRIBUTION AND CHANNEL SERVICES DIVISION (continued)

Early in 2006, the division began operating as the sole distributor of volume data products on the O2 network in Ireland. These products include Blackberry's, XDAs and Smart-phones. This is a particularly fast growing segment of the IT market that Clarity is well positioned to develop in partnership with O2.

Clarity is the cost leader within the Irish IT distribution sector and continues to focus on systems development, as well as on cost control, to maintain its position as the most efficient supply chain operator in the market. This cost leadership provides Clarity with an excellent platform to further develop the range of services it offers to global IT vendors and resellers.

GARY COBURN
Chief Executive Officer

"Rigorous cost control and the group's ability to leverage growth in earnings from greater utilisation of operational capacity provide an opportunity to convert even modest turnover growth into superior returns for shareholders."



CATHAL O'CAOIMH

In 2005, Horizon increased turnover and diluted adjusted EPS and strengthened its market and financial positions. 2005 key performance indicators, reported under International Financial Reporting Standards, are outlined below:

Key Performance Indicators	*2005 €'000*	*2004 €'000*	*Change*
Revenue	294,109	281,175	4.6%
Gross profit	35,213	32,669	7.8%
Gross margin	*12.0%*	*11.6%*	
Trading profit	9,144	8,527	7.2%
Trading profit as % of turnover	*3.1%*	*3.0%*	
Trading profit per employee (€)	*41,753*	*41,799*	
EBITDA return on invested capital *	46.2%	58.3%	
Diluted EPS adjusted (cent) **	9.73	8.88	9.6%
Net debt	9,391	4,893	
Interest cover	7.8x	7.0x	

* EBITDA expressed as a percentage of average shareholders' funds.
** Diluted EPS adjusted represents earnings based on 72,028,000 shares over profit after tax adjusted for property provision, start-up costs, vendor refund, unwinding of discount factor and amortisation of intangibles.

EARNINGS AND TAXATION

For the fourth year in a row, Horizon has delivered earnings growth in excess of growth in revenue through rigorous cost control and focus on efficiency. In 2005, revenue growth of 4.6% was converted to earnings growth of 9.6%.

The group continued its focus on cost control and efficiency during the year. Average headcount in 2005 was 219, a 7.4% increase from 204 in 2004. Billable technical consultants accounted for 80% of the increase in headcount. Trading profit per employee reduced marginally from €41,799 to €41,753.

The tax charge for the year was €1,378,000, an effective tax rate of 20.8% marginally lower than the 21.2% in 2004.

Diluted adjusted EPS at 9.73 cent represents growth of 9.6% on 2004. Growth in diluted adjusted EPS exceeds the growth in trading profit because of the lower interest charge and a reduction in the effective rate of taxation.

CASH FLOW, LIQUIDITY AND FUNDING

The group's cash flow and financial position remain strong. Shareholders' funds increased to €24.6m (2004: €19.1m) and net tangible assets increase 69% to €14.2m. At the end of 2005, net debt of €9.4m was represented by borrowings of €13.2m (2004: €14.1m) offset by cash of €3.8m (2004: €9.2m). Net debt represented 38% of shareholders' funds at 31 December 2005 by comparison to 26% at the end of the previous year, largely because net cash outflow from operating activity amounted to €3.8m in 2005. The following table compares the working capital cycle at 31 December 2005 with the previous year:

Working Capital Cycle	*2005 Days*	*2004 Days*
Stock days	33	25
Debtors' days	55	46
Creditors' days	58	52
Working capital cycle	**30**	**19**

Earnings Growth



CASH FLOW, LIQUIDITY AND FUNDING (continued)

Revenue in the last quarter of 2005 represented a higher portion of the 2005 annual revenue than in previous years. Revenue growth in the third quarter of the year was slow, but this improved in the fourth quarter. Whereas the full year revenue was up 4.6% on 2004, revenue for quarter four was up 19.7%. As a result, the group experienced an increase in debtors' days partially offset by an increase in creditors' days at the year-end. In addition, stock days were higher at 31 December as the enterprise solutions division entered into stocking deals with vendors designed to increase margin in 2006.

Horizon retains significant financial capacity with unused credit facilities at 31 December 2005 amounting to approximately €27m. Horizon's net debt at the year-end is well within comfortable levels representing less than a year of EBITDA, with interest cover of 7.8 times. Interest and financing costs in 2005 are down 6.3% on the previous year.

MATERIAL ITEMS

The following costs of a one-off nature were charged to the consolidated income statement:

- Following the loss of a tenant in one of the group's leasehold properties, the group has sub-let the space to a replacement tenant. While rent deposits held by the group were sufficient to ensure that no bad debt was incurred, the vacancy period before a new tenant was found combined with rent-free incentives and transaction costs amounted to €800,000. All surplus properties have been successfully sublet.
- Start-up costs of €547,000 relating to the investment in establishing Horizon Enterprise Systems, the group's new UK based IBM channel partnership.

The group's distribution division agreed with a supplier to refund approximately €1.2m that was incorrectly paid by the supplier in 2003 and 2004. This refund relates to amounts that were passed on to the division's customers in the form of price discounts. Prior year results have been restated to reflect this item, as required by IAS 8.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The financial information presented in this report has been prepared in accordance with the group's accounting policies under International Financial Reporting Standards (IFRS). The transition date for implementation of IFRS by the group was 1 January 2004. The financial statements for the year ended 31 December 2004, which were prepared in accordance with generally accepted accounting practice in the Republic of Ireland (Irish GAAP), have been restated under IFRS with effect from the transition date. Full details of the accounting policies adopted by the group on implementation of IFRS and of the impact on the reported results and balance sheet of the group of the transition to IFRS, were published on 30 August 2005. Details can also be found in note 33 to the financial statements.

POST BALANCE SHEET EVENTS

In January 2006, Horizon placed 7,372,175 new ordinary shares in the capital of the company with institutional investors. This represented approximately 10% of the existing issued share capital of the company and, at an issue price of €1.15 per ordinary share, raised approximately €8.5m before expenses.

Trading Profit


€ million
10
9
8
7
6
5
4
3
2
1
0
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
2002
2003
2004
2005
Trading profit (LHS)
Trading margin (RHS)

POST BALANCE SHEET EVENTS (continued)

In February 2006, the group completed the acquisition of 100% of the share capital of EquIP Technology Limited. EquIP is a leading UK channel organisation which specialises in the enterprise security and IP networking market. The consideration for the acquisition was €15.5m of which €11.8m was paid at completion and the balance is due over the coming year.

Other than noted above, there have been no significant events between the balance sheet date and the date of this announcement.

CATHAL O'CAOIMH
Chief Financial Officer

DIRECTORS	Executive:	Mr. S. Naji, Executive Chairman Mr. G. Coburn, Chief Executive Officer Mr. C. O'Caoimh, Chief Financial Officer
	Independent Non Executive:	Mr. P. Kenny, Senior Independent Director Mr. C. Garvey
SECRETARY		Mr. C. O'Caoimh
REGISTERED OFFICE		Horizon Technology Group plc 14 Joyce Way Park West Business Park Nangor Road Dublin 12
SOLICITORS		William Fry Solicitors Fitzwilton House Wilton Place Dublin 2
BANKERS		Ulster Bank Ulster Bank Group Centre George's Quay Dublin 2
AUDITORS		Ernst & Young Chartered Accountants Harcourt Centre Harcourt Street Dublin 2
STOCKBROKERS		Davy Stockbrokers Davy House 49 Dawson Street Dublin 2

The following are the members of the board of the company as at 31 December 2005:

SAMIR NAJI, EXECUTIVE CHAIRMAN

Samir Naji, aged 43, founded Horizon in 1988 and was Chief Executive Officer from start-up to February 2001, at which time he was appointed Executive Chairman. He took on the joint role of Chairman and Chief Executive Officer from September 2002 to June 2005 at which point he reverted to Executive Chairman. He has led the group's identification of attractive markets, establishment of the group's businesses in those markets and has also been the key figure in the development of the group's management team. He holds a Bachelor of Science Degree from University College Cork.

GARY COBURN, CHIEF EXECUTIVE OFFICER

Gary Coburn, aged 43, has over 22 years experience in the IT industry and joined Horizon in 1992 as a sales manager in the systems integration business. In 1993 he was appointed country manager in that division, in 2002 he became Horizon's Chief Operating Officer and in May 2005 he was appointed as Chief Executive Officer. He joined the Horizon board in September 2002. Prior to joining Horizon, he worked in IBM, Hewlett Packard and Digital Equipment in Ireland. He holds a Bachelor of Engineering (Electronic) Degree from University College Galway.

CATHAL O'CAOIMH, CHIEF FINANCIAL OFFICER & COMPANY SECRETARY

Cathal O'Caoimh, aged 48, joined Horizon as Chief Financial Officer and became a board member in February 2001. He worked as Group Finance Director of the Hibernian Group/Norwich Union Ireland for the previous four years. Cathal has previously held the positions of Group Financial Controller of Independent News and Media Group plc and Managing Director of Tribune Newspapers. Cathal is a fellow of the Institute of Chartered Accountants and holds a Masters Degree in Business Studies from University College Dublin.

PAUL KENNY, SENIOR INDEPENDENT DIRECTOR

Paul Kenny, aged 45, was appointed to the board in August 1998. He was previously a Director of WBT Systems Limited, Chairman of EUnet Limited and a Director of NCB Group Limited in Dublin. He also worked in the venture capital industry with Schroder Ventures in London and in capital markets with Goldman Sachs in New York. He is a director of a number of private companies and holds a Bachelor of Commerce Degree from University College Dublin and an MBA from the London Business School.

CHARLES GARVEY, NON-EXECUTIVE DIRECTOR

Charles Garvey, aged 48, joined Horizon in 1989 as General Manager and director. In August 1998, he was appointed Group Operations Director and in February 2001, he took over as Chief Executive Officer. Charles resigned as Chief Executive Officer of Horizon in September 2002 but agreed to stay on as a non-executive director on the board. Prior to joining Horizon, he was employed by a multinational electronics group operating in Ireland as Production and Materials Manager and he held a number of senior management positions within the IT sales and services industry. He holds a Bachelor of Science Degree in Information Technology from Dublin City University.

JAMES EIVERS, DIRECTOR – ENTERPRISE APPLICATIONS AND SERVICES (EAS)

James is co-founder and Managing Director of Client Solutions, which was acquired by Horizon in 2000 and into which the group has consolidated all its application consulting operations. He previously worked as a research engineer at the National Microelectronics Research Centre and was co-founder of Software Manufacturing Consultants Limited where his role progressed from Technical Director to Managing Director. James holds a Masters Degree in Civil Engineering from University College Cork.

ADRIAN FOLEY, DIRECTOR – DISTRIBUTION AND CHANNEL SERVICES

Adrian joined Horizon in 1988. He was appointed a business manager of the Distribution and Channel Services Division in 1993 and is now managing director of this division. He holds a Bachelor of Arts Degree from University College Cork.

ROLAND NOONAN, DIRECTOR – ENTERPRISE INFRASTRUCTURE AND SERVICES (EIS – Ireland)

Roland joined Horizon in 1991 and held a number of sales and management positions prior to his appointment as Sales Director in 1998. Roland was promoted to the position of Managing Director of Horizon Open Systems, the group's Irish EIS business, in July 2002. Prior to joining Horizon, Roland worked in the IT industry since 1984 in a number of sales and management positions in Ireland and the UK.

JOHN UNSWORTH, DIRECTOR – ENTERPRISE INFRASTRUCTURE AND SERVICES (EIS – UK)

John joined Horizon in early 2001 as a Director of the group's UK EIS business. He has over 20 years experience in the IT industry and prior to joining Horizon was a Director of ICL (UK) for over 2 years. John previously held senior management positions with Informix Corporation, Sequent Corporation and Sun Microsystems. John holds a Bachelor of Science Degree in Electronic Engineering from the University of Hull.

The company is committed to maintaining the highest standards of corporate governance and the directors recognise their accountability to the company's shareholders in this regard. This statement describes how the principles of corporate governance are applied by the company and the company's compliance with the Combined Code provisions as set out in Section 1 of the 2003 Combined Code.

COMPLIANCE

The directors endorse the recommendations of the 2003 Combined Code and confirm that the group has complied with the provisions of the 2003 Combined Code throughout the financial year under review save for:

(i) S. Naji held the joint roles of chairman and chief executive officer until June 2005. At that date, G. Coburn was appointed chief executive officer and S. Naji reverted to his previous role as chairman of the board. The board endorses principle A.2 of the 2003 Combined Code, which states that there should be a clear division of responsibilities between the running of the board and the executive responsible for the running of the company's business.

(ii) A formal process whereby employees can raise concerns about possible wrongdoings in financial reporting or other matters, as recommended by the 2003 Combined Code was approved by the board and implemented in February 2005.

THE BOARD OF DIRECTORS

In compliance with section A.3.2 of the 2003 Combined Code, the board comprises of three executive and two non-executive directors (see biographies on page 13). All members of the board demonstrate a range of experience and are of sufficient calibre to bring independent judgement on issues of strategy, performance, resources and standards of conduct, which are vital to the success of the group. In addition, procedures have been established for the directors to take independent professional advice at the group's expense.

The board agrees a schedule of regular meetings to be held in each calendar year and also meets on other occasions as necessary. During 2005, the board met 10 times, with all directors attending all meetings with the exception of one meeting, which the chairman was unable to attend. In the event that the chairman is unable to attend a board meeting, the meeting is chaired by a non-executive director, usually the senior independent non-executive director. The board is responsible to shareholders for the proper management of the group and has a formal schedule of matters specifically reserved to it for decision. This includes approval of the group's commercial strategy, trading and capital budgets, financial statements, board membership, major acquisitions and disposals and risk management.

To enable the board to discharge its duties, all directors receive appropriate and timely information. They are given the opportunity to probe and question the information supplied and to seek such additional information, as they consider appropriate. The chairman ensures that the directors continually update their skills and knowledge of the group as required to fulfil their role both on the board and on board committees. All directors have access to the advice and services of the company secretary who is responsible for ensuring that board procedures are followed. The appointment and removal of the company secretary are specifically reserved for the approval of the board as a whole. The group has insurance in place, to indemnify the directors in respect of legal action taken against them.

C. Garvey and P. Kenny are the non-executive directors deemed by the board to be independent in accordance with the provisions of the 2003 Combined Code. Notwithstanding the existence of a prior employee relationship with the group (see biography details on page 13), the board, following discussions with legal advisors and based on its examination of C. Garvey's performance as a director, determined that he has demonstrated that he is sufficiently independent in character and judgement to negate any concern about the effect of his previous executive role, on the performance of his non-executive function.

P. Kenny is the senior independent director. He is available to shareholders in the event that contact through the normal channels is inappropriate or if the company has failed to resolve an issue.

A formal process to evaluate the board, its sub-committees and its directors has been approved by the board and implemented. All members of the board participated in the annual evaluation process and the results were shared with the board as a whole. The non-executive directors, led by the senior independent director, were responsible for carrying out a performance evaluation of the chairman. The board acted on the outcome of the evaluations and used the process constructively as a mechanism to improve board effectiveness, maximise strengths and tackle weaknesses.

At least one-third of the members of the board retire at each Annual General Meeting and all directors must submit themselves for re-election every three years. The board as a whole approves appointments to the board. Directors appointed by the board must submit themselves to shareholders for election at the Annual General Meeting following their appointment.

THE BOARD OF DIRECTORS (continued)

Non-executive directors are appointed for specified terms. In advance of the chairman proposing to shareholders that a non-executive director serve a term beyond six years a rigorous review of their performance is carried out by the board to ensure that they continue to be effective and demonstrate commitment to the role.

The board has activated an effective committee structure to assist in the discharge of its responsibilities. The committees and their members are noted below. All committees of the board have written terms of reference dealing with their authority and duties. These terms of reference are available in the investor section of the company's website: www.horizon.ie. The chairman of each committee is available to give a report on the committee's proceedings at board meetings if required.

THE AUDIT COMMITTEE

The audit committee reviews the accounting principles, policies and practices adopted in the preparation of the interim and annual accounts and discusses with the group's external auditors the results and scope of their audit. It also reviews the scope and performance of the group's internal audit function and the cost effectiveness, independence and objectivity of the external auditors.

The audit committee reviews the external auditor's procedures for maintaining and monitoring independence, including those to ensure that the partners and staff have no personal or business relationships with the company. Audit committee approval is required for any engagement of the external auditors to supply non-audit services that involve cumulative fees in excess of €20,000 per annum.

The audit committee reviews the procedures that are in place for staff to raise concerns in confidence about possible financial reporting or other misconduct and assists the board in meeting its obligations under the 2003 Combined Code on Corporate Governance in the areas of risk assessment and internal controls. It ensures that there are proper internal controls in place appropriate to the size and operations of the group.

The external auditors have direct access to the committee and its chairman at all times. The members of the audit committee are C. Garvey (chairman) and P. Kenny. The board has determined that both members of the audit committee have recent and relevant financial experience. The audit committee held 10 meetings during the year. All members of the audit committee attended all meetings.

THE NOMINATION COMMITTEE

The members of the nomination committee are P. Kenny (chairman), C. Garvey and S. Naji. It is responsible for making recommendations to the board on new board appointments and for reviewing the structure, size and composition of the board and making recommendations to the board with regard to any changes.

The board plans for its own succession with the assistance of the nomination committee. In so doing, the nomination committee considers the skill, knowledge and experience necessary to allow the board to meet the strategic vision for the group. The nomination committee met 3 times during 2005. All members of the nomination committee attended all meetings.

The standard terms of the letter of appointment of non-executive directors is available in the investor section of the company's website: www.horizon.ie and will also be available for inspection at the Annual General Meeting.

THE REMUNERATION COMMITTEE

The members of the remuneration committee are P. Kenny (chairman) and C. Garvey. It is responsible for the remuneration policy of the group's executive directors including the chairman of the board, having regard to companies of a similar size and scope. This covers the determination of contract terms, remuneration and other incentives for each of the executive directors including performance related bonus schemes, share options and pension rights. The remuneration committee consults the chairman of the board about its proposals relating to the remuneration of other executive directors.

The board of directors, excluding the non-executive director concerned, determines the remuneration of non-executive directors. Non-executive directors do not receive any benefits from the company, nor do they participate in any bonus or share option scheme.

THE REMUNERATION COMMITTEE (continued)

The remuneration committee also monitors the level and structure of remuneration for senior management. The remuneration committee held 5 meetings during the year. All members of the remuneration committee attended all meetings. Further details of the remuneration policy and remuneration of the directors is reported below.

REMUNERATION POLICY

The terms of reference of the remuneration committee are to determine the group's policy on executive director remuneration and to consider the other terms of the remuneration packages for the executive directors. At the beginning of each financial year the committee determines basic salaries as well as parameters for bonus payments. The underlying objective is to ensure that individuals are appropriately rewarded relative to their responsibility, experience and value to the group. The remuneration committee is mindful of the need to ensure that the group can attract, retain and motivate executive directors who are of the calibre necessary to develop the group and enhance shareholder value and can perform to the highest levels of expectation.

Basic salary and benefits

The basic salary and benefits of executive directors are reviewed annually having regard to personal performance, company performance, changes in responsibilities and competitive market practice in the area of operation. Employment related benefits consist principally of a company car or car allowance, health insurance and sabbatical leave entitlements. No directors' fees are payable to executive directors.

Pension benefits

Executive directors participate in a defined contribution pension plan with pension contributions based on annual basic salary.

Share options

The group operates four share incentive schemes - an Employee Share Ownership Trust (Horizon ESOP Limited), the 1998 Share Option Scheme, the 1998 Share Option Scheme (Amended) and the 1999 Share Option Scheme.

The purpose of the share schemes is to grant to employees an equity participation in the company and to retain and motivate employees towards better performance. It is current policy to phase the granting of options. Options are granted at the market price of the company's shares at the time of the grant. Further details are included in note 26.

Details of share options issued to executive directors are listed on page 19.

Long-term incentive plan

Ancillary to the share options granted, the company has entered into a long-term incentive plan with C. O'Caoimh (see note 30).

Performance related bonuses

Annual bonuses are determined on the basis of objective assessments based on the group's performance during the year. In 2005, 70% of each executive director's potential bonus was based on the group achieving target earnings per share while the remaining 30% was based on the achievement of pre-determined personal goals, which are linked to the overall strategic development of the group.

No director has a service contract in excess of one year.

REMUNERATION POLICY (continued)

The remuneration of the directors disclosed in accordance with the requirements of the Irish Stock Exchange is as follows:

	Year ended 31 December 2005						
	Basic salary 2005 €'000	*Fees 2005 €'000*	*Annual bonus 2005 €'000*	*Benefits 2005 €'000*	*Pension contributions 2005 €'000*	*Total 2005 €'000*	*Total 2004 €'000*
Executive Directors							
S. Naji	144	–	38	44	93	319	336
C. O'Caoimh	220	–	57	59	31	367	362
G. Coburn	182	–	24	44	14	264	267
	546	–	119	147	138	950	965
Non-Executive Directors							
P. Kenny	–	40	–	–	–	40	20
C. Garvey	–	40	–	–	–	40	20
K. Melia (resigned March 2004)	–	–	–	–	–	–	4
	–	80	–	–	–	80	44
Total	546	80	119	147	138	1,030	1,009

DIRECTORS' AND SECRETARY'S INTERESTS

The interests of the directors and secretary (all of which are beneficially owned) including their families in the ordinary share capital of the company at the beginning and end of the year were as follows:

	31 December 2005		*1 January 2005*	
Directors	*Ordinary shares*	*Options ordinary shares*	*Ordinary shares*	*Options ordinary shares*
S. Naji	31,029,138	–	31,024,753	–
C. Garvey	2,000,000	–	2,343,561	–
P. Kenny	128,122	–	128,122	–
G. Coburn	–	848,500	45,000	899,500
C. O'Caoimh	25,547	1,595,000	21,162	1,535,000

The directors and secretary have no interest in the ordinary share capital of any other group undertakings. The market price of the company's shares at 31 December 2005 was €1.23 per share with the range during the year being €0.92 to €1.23.

There were no changes in the directors' or secretary's interests in shareholdings or options from the end of the financial year to 30 March 2006.

INTERESTS IN OPTIONS

The company's register of directors' and secretary's interests containing full details of directors' and secretary's options to subscribe for shares is available for inspection. These interests are summarised below:

		At 31 Dec 2004	*Granted in 2005*	*Exercised in 2005*	*Forfeited in 2005*	*At 31 Dec 2005*	*Weighted average option price*
C. O'Caoimh	(a)	1,535,000	320,000	–	(260,000)	1,595,000	€0.58
	(b)	15,000	–	–	–	15,000	€1.15
	(c)	160,000	–	–	–	160,000	€0.65
G. Coburn	(a)	899,500	74,000	(125,000)	–	848,500	€0.74
	(b)	4,655	–	–	–	4,655	€1.15
	(c)	255,096	56,000	(125,000)	–	186,096	€0.83
	(d)	120,000	–	–	–	120,000	€0.99
S. Naji	(c)	100,000	130,000			230,000	€0.94

Options granted during 2005 by Horizon ESOP were at an option price of €0.97.
Options granted during 2005 under the 1999 Share Option Scheme were at an option price of €0.99.

Share options were exercised during the year at option prices of €0.21 and €0.28. The market share price at the date of exercise was €1.17.

During the year C. O'Caoimh forfeited 260,000 ESOP options, which had been granted in Nov 2001 at an option price of €7.50. No options lapsed during the year.

The following share options have exercise prices in excess of the market value of the company's shares at 31 December 2005:

C. O'Caoimh	135,000
G. Coburn	50,000
S. Naji	nil

The following share options were exercisable at 31 December 2005:

C. O'Caoimh	725,000
G. Coburn	529,251
S. Naji	nil

(a) Options granted by Horizon ESOP Limited
(b) Options granted under the 1998 Share Option Scheme (Amended)
(c) Options granted under the 1999 Share Option Scheme
(d) Options granted under the 1998 Share Option Scheme

The options issued under the 1998 Share Option Scheme, the 1998 Share Option Scheme (Amended) and the 1999 Share Option Scheme are exercisable only when Earnings Per Share (EPS) growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

The options issued by Horizon ESOP Limited are only exercisable if predetermined personal performance criteria are fulfilled.

COMMUNICATIONS WITH SHAREHOLDERS

Communication with shareholders is given high priority. The group has an ongoing programme of meetings between its senior executives, institutional shareholders, analysts and brokers. These meetings, which are governed by procedures designed to ensure that price sensitive information is not divulged, are wide ranging and are designed to facilitate a two way dialogue based upon the mutual understanding of objectives.

The Annual General Meeting of the company affords individual shareholders the opportunity to question the chairman and the board and their participation is welcomed. The chairman aims to ensure that the chairmen of the audit committee, remuneration committee and the nomination committee are available at the Annual General Meeting to answer questions. In addition, major shareholders can meet with the chairman or the senior independent director on request. The group also offers major shareholders the opportunity to meet newly appointed non-executive directors.

The board is kept appraised of the views of shareholders and the market in general through the feedback from the meetings programme and results presentations. Analysts' reports on the company are also circulated to the board members on a regular basis.

The group's website, www.horizon.ie, provides the full text of the annual and interim reports and copies of presentations to investors and analysts. News releases are made available in the news section of the website immediately after release to the Stock Exchange.

INTERNAL CONTROL

The board has overall responsibility for the group's system of internal control, for reviewing its effectiveness and for confirming that there is a process for identifying, evaluating and managing the significant risks for the achievement of the group's strategic objectives. The process has been in place throughout the financial year and up to the date of the approval of the Annual Report and Accounts and accords with the 1999 Turnbull guidance.

The risk management process and systems of internal control are designed to manage rather than eliminate the risk of failure to achieve the group's strategic objectives. It should be recognised that such systems can only provide reasonable, not absolute, assurance against material misstatement or loss.

Risk identification and evaluation takes place as an integral part of the annual strategic planning cycle. An overall risk and control self-assessment programme is also completed on an annual basis by each business unit and by group management. Each business unit's risks, controls and action plans are also reported on and monitored on a regular basis as part of the normal management review process. Material breaches of the group's system of internal controls are reported to and investigated by the audit committee and appropriate action is taken to ensure that processes and systems are strengthened and/or adhered to.

The results of the annual strategy review, the annual risk and control self-assessment and the results of our ongoing management review processes are reported to and reviewed by the board. The board considers whether the significant risks faced by the group are being identified, evaluated and appropriately managed, having regard to the balance of risk, costs and opportunity. In addition, the board meets with internal auditors on a regular basis and satisfies itself as to the adequacy of the group's internal control system. The audit committee also meets with and receives reports from the external auditors.

GOING CONCERN

The directors are satisfied that the company and the group have adequate resources to continue to operate for the foreseeable future and are financially sound. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

REPORT OF THE DIRECTORS

for the year ended 31 December 2005

The directors present their annual report together with the audited financial statements of the group for the year ended 31 December 2005.

PRINCIPAL ACTIVITIES

The principal activities of the group are the provision of information technology products and services to corporate customers and computer resellers through its operating divisions, Enterprise Solutions and Distribution and Channel Services. The group operates from locations in Ireland and the United Kingdom.

REVIEW OF THE DEVELOPMENT OF THE BUSINESS

A review of the business of the group is set out in the Chairman's Statement.

RESULTS FOR THE YEAR AND STATE OF AFFAIRS

The consolidated income statement and balance sheet are set out on pages 28 and 29. The profit on ordinary activities before taxation in the year amounted to €6,639,000 (2004: €6,281,000). After charging taxation of €1,378,000 (2004: €1,332,000), retained profits for the year of €5,261,000 (2004: €4,949,000) have been transferred to reserves. Shareholders' funds at 31 December 2005 amount to €24,632,000 (2004: €19,107,000).

The Chairman's Statement and the Financial Review refer to the state of affairs of the group.

The directors do not propose the payment of a dividend for the year.

EVENTS SINCE THE BALANCE SHEET DATE

Details of the post year-end acquisition of EquIP Technology Limited and the placing of shares are included in the Financial Review and in note 31 to the financial statements.

FUTURE DEVELOPMENTS

The Chairman's Statement refers to the outlook of the business and the group's operating plan.

DIRECTORS

The members of the board of directors are listed on page 13.

C. O'Caoimh and P. Kenny retire by rotation and, being eligible, offer themselves for re-election.

DIRECTORS' AND SECRETARY'S INTERESTS

The interests of the directors and secretary in the ordinary share capital of the company at the beginning and end of the year are listed on page 18.

BOOKS AND ACCOUNTING RECORDS

The directors are responsible for ensuring that proper books and accounting records as outlined in Section 202 of the Companies Act, 1990 are kept by the company. To ensure that these requirements are complied with, the directors have appointed appropriate accounting personnel, including a chief financial officer.

The books and accounting records are maintained at the company's registered office at Park West Business Park, Nangor Road, Dublin 12.

REPORT OF THE DIRECTORS

for the year ended 31 December 2005
(CONTINUED)

RISK ANALYSIS

The most recent developments in corporate governance require the directors' report to include a description of the principal risks and uncertainties facing the business and, in qualitative terms, the nature of their potential impact on performance. The directors consider that the following are the principal risk factors that could materially and adversely affect the company's future operating profits or financial position. The group has controls embedded within its systems to limit each of these potential exposures and managers and the board regularly review, reassess and proactively limit the associated risks.

- Deterioration in general economic conditions or in the IT market in particular, loss of market share by our key suppliers or continued price depreciation without compensating volume increases may lead to a reduction in revenue.
- Intense competition among global IT vendors or within the channel may lead to reduced prices, lower sales or reduced sales growth, lower gross margins, extended payment terms with customers, increased investment and interest costs or bad debt risks.
- Significant changes in supplier terms, such as volume discounts or rebates, a reduction in the amount of incentives available, reduction or termination of price protection, stock rotations or other stock management programs or reductions in payment terms may adversely impact operations or financial condition.
- Termination of a supply or services agreement with a major supplier or product supply shortages may adversely impact results of operations.
- Changes in the market or to the circumstances of an individual customer may increase bad debt risk if not covered by credit insurance or inability to obtain credit insurance at reasonable rates or at all.
- The loss of a key executive officer or other key employees, or regulatory changes affecting the work force or the limited availability of qualified personnel may disrupt operations or increase cost structure.
- Interest rate changes, foreign exchange rate fluctuations, economic instability or other related risks may negatively impact future profitability.
- An interruption or failure of our information systems may result in a significant loss of business, assets, or competitive information.
- The integration of acquired businesses may take longer or be more expensive than anticipated, the cost of integration could be higher or the benefits lower.

KEY FINANCIAL PERFORMANCE INDICATORS

The key financial performance indicators of the group are outlined in the Financial Review on page 9.

CORPORATE GOVERNANCE

Statements by the directors in relation to the company's application of Corporate Governance principles, compliance with Section 1 of the 2003 Combined Code, the group's system of internal controls and the adoption of the going concern basis in the preparation of the financial statements are set out on pages 15 to 20.

The report on directors' remuneration is set out on pages 17 and 18.

POLITICAL DONATIONS

Neither the company nor any of its subsidiaries made any political donations in the year.

ACQUISITIONS

No acquisitions were undertaken in the year. Details of the post year-end acquisition of EquIP Technology Limited are included in the Chairman's Statement and in note 31.

SUBSTANTIAL HOLDINGS

As at 31 December 2005, the company had received notification of the following substantial holdings in the company, other than directors and their families, in its ordinary share capital:

Name	*Holding*	%
Gartmore Investment Limited	3,465,682	4.69
Gartmore Fund Managers Limited	3,463,753	4.69
Horizon ESOP Limited	3,333,968	4.51
Quinn Direct Insurance Limited	2,835,410	3.84

Since the year end Gartmore Investment Limited have notified the company that they have reduced their shareholding to 2,374,962 and Gartmore Fund Managers Limited have reduced their shareholding to 2,597,815. Other than these movements, the company has not been notified of any significant movements from the end of the financial year to 30 March 2006.

ACCOUNTING POLICIES

The financial statements have been prepared in accordance with International Financial Reporting Statements and the accounting policies set out on pages 32 to 38. In preparing the financial statements, the directors are required to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. On an on-going basis, the directors evaluate these estimates based on currently available information, historical results and other assumptions they believe are reasonable. Actual results could differ from these estimates.

FINANCE, INTEREST AND CURRENCY RISK

The objective of the group's treasury policy is to ensure that there is sufficient funding and liquidity available to meet the expected needs of the group and to limit the group's exposure to fluctuating foreign exchange exposures.

The group's procedure is to finance operating subsidiaries by a combination of retained earnings and, to a lesser extent, invoice discounting, finance leases and overdrafts.

The majority of the group's activities are conducted in the local currency of the country of operation. The primary foreign exchange exposures arise from the fluctuating value of the group's net investment in different currencies. Gains and losses arising from these currency exposures are recognised in the Consolidated Statement of Changes in Equity.

The group also has transactional currency exposures arising from sales and purchases by an operating unit in currencies other than the unit's functional currency. Forward foreign exchange contracts and the holding of foreign currency cash balances are used to hedge these currency exposures.

CREDIT RISK

Group policies are aimed at minimising financial loss arising from credit risk by requiring that deferred terms are only granted to customers who demonstrate an appropriate payment history and satisfy creditworthiness procedures. Individual exposures are monitored with customers subject to credit limits to ensure that the group's exposure to bad debts is not significant. Bad debt insurance is purchased where the cost is not excessive when compared to the risks covered.

LIQUIDITY RISK

The group aims to mitigate liquidity risk by closely monitoring cash generation by its operations. Investment is carefully controlled, with payback periods applied as part of the investment appraisal process. The group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, invoice discounting and bank loans.

FINANCIAL RISK MANAGEMENT

The group uses financial instruments throughout its businesses. Borrowings, cash and liquid resources are used to finance the group's operations. Trade debtors and creditors arise directly from operations. Derivatives, principally forward foreign exchange contracts, are used to manage currency risks arising from the group's operations. It is, and has been throughout the year under review, the group's policy not to trade in financial instruments.

ENVIRONMENTAL

In response to the recent introduction of the Waste, Electrical and Electronic Equipment Act (WEEA) the group has reviewed its obligations with its vendors and has ensured that it has appropriate policies and procedures in place to ensure compliance.

EMPLOYEES

The group recognises that its employees are a significant asset and has processes and procedures in place to provide its employees with a positive and safe work environment.

AUDITORS

The auditors, Ernst & Young, Chartered Accountants, will continue in office in accordance with Section 160(2) of the Companies Act, 1963.

On behalf of the board

Gary Coburn
Cathal O'Caoimh
Directors
30 March 2006

Company law in Ireland requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- comply with applicable accounting standards
  - International Financial Reporting Standards, as adopted by the European Union for the Group financial statements
  - Accounting standards generally accepted in Ireland for the Company financial statements

  subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company, and the Group as a whole, will continue in business.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the Company and the Group financial statements are prepared in accordance with applicable accounting standards and comply with the provisions of the Companies Acts, 1963 to 2005, and, in the case of the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

We have audited the group and parent company financial statements (the "financial statements") of Horizon Technology Group plc for the year ended 31 December 2005 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated Cash Flow Statement, and the Consolidated Statement of Changes in Equity and the related notes 1 to 34 and A to J. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for the preparation of the group financial statements in accordance with applicable Irish law and International Financial Reporting Standards (IFRSs) as adopted by the European Union, and for the preparation of the parent company financial statements in accordance with applicable Irish law and Accounting Standards promulgated by the Accounting Standards Board and published by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland) as set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Acts, 1963 to 2005 and whether, in addition, the group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you our opinion as to: whether proper books of account have been kept by the company; whether, at the balance sheet date, there exists a financial situation which may require the convening of an extraordinary general meeting of the company; and whether the information given in the Report of the Directors is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors' remuneration and other transactions is not disclosed and, where practicable, include such information in our report.

We review whether the Report on Corporate Governance and Directors' Remuneration reflect the company's compliance with the nine provisions of the 2003 Financial Reporting Council's Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Report of the Directors, Chairman's Statement, Trading Review, Financial Review, Report on Corporate Governance and Directors' Remuneration. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of affairs of the group as at 31 December 2005 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2005 and Article 4 of the IAS Regulation; and

- the parent company financial statements give a true and fair view, in accordance with Generally Accepted Accounting Practice in Ireland, of the state of affairs of the company as at 31 December 2005 and have been properly prepared in accordance with the Companies Acts, 1963 to 2005.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The company balance sheet is in agreement with the books of account.

In our opinion the information given in the Report of the Directors is consistent with the financial statements.

In our opinion, the company balance sheet does not disclose a financial situation which under section 40(1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the company.

Ernst & Young
Registered Auditors
Dublin
30 March 2006

	Note	2005 €'000	Restated 2004 €'000
REVENUE	6	294,109	281,175
Cost of sales		(258,896)	(248,506)
GROSS PROFIT		35,213	32,669
Other income		1,521	1,297
Staff costs	7	(16,379)	(14,606)
Other operating charges	8	(10,261)	(9,815)
Depreciation		(586)	(692)
Amortisation of intangibles		(364)	(326)
TRADING PROFIT		9,144	8,527
Property provision	9	(800)	–
Start up costs	9	(547)	–
Vendor refund	9	–	(900)
OPERATING PROFIT		7,797	7,627
Finance costs (net)	10	(1,158)	(1,346)
PROFIT BEFORE TAXATION		6,639	6,281
Income tax expense	11	(1,378)	(1,332)
PROFIT AFTER TAXATION ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		5,261	4,949
EARNINGS PER SHARE (cent):	12		
Basic		7.48	7.04
Basic adjusted*		9.97	9.09
Diluted		7.30	6.88
Diluted adjusted*		9.73	8.88

* Adjusted for property provision, start up costs, vendor refund, unwinding of discount factor and amortisation of intangibles.

On behalf of the board

Gary Coburn
Cathal O'Caoimh

Directors
30 March 2006

CONSOLIDATED BALANCE SHEET

at 31 December 2005

	Note	2005 €'000	Restated 2004 €'000
NON-CURRENT ASSETS			
Property, plant and equipment	13	2,660	2,834
Intangible assets	14	10,476	10,716
Deferred tax assets	11C	207	429
Trade and other receivables	17	18	188
		13,361	14,167
CURRENT ASSETS			
Inventories	16	23,826	17,135
Trade and other receivables	17	51,909	41,571
Cash and cash equivalents	18	4,068	9,570
		79,803	68,276
TOTAL ASSETS		93,164	82,443
CURRENT LIABILITIES			
Trade and other payables	19	48,824	42,263
Income tax liabilities		2,131	1,606
Other financial liabilities	20	13,194	14,180
Provisions	21	834	1,132
		64,983	59,181
NON-CURRENT LIABILITIES			
Trade and other payables	19	906	1,435
Other financial liabilities	20	31	72
Deferred tax liabilities	11C	107	19
Provisions	21	2,505	2,629
		3,549	4,155
TOTAL LIABILITIES		68,532	63,336
NET ASSETS		24,632	19,107
CAPITAL AND RESERVES			
Equity share capital	22	5,169	5,161
Share premium account		71,426	71,453
Other reserves	23	(215)	(141)
Retained losses		(36,280)	(41,819)
Cost of shares of the company held in an ESOP		(15,468)	(15,547)
TOTAL EQUITY		24,632	19,107

On behalf of the board

Gary Coburn
Cathal O'Caoimh

Directors
30 March 2006

	Note	2005 €'000	Restated 2004 €'000
OPERATING ACTIVITIES			
Operating profit		7,797	7,627
Property provision	21	800	–
Discharge of provisions for liabilities and charges	21	(1,526)	(3,130)
Depreciation and amortisation		950	1,018
Profit on sale of property, plant and equipment		–	(2)
Share based payments		278	126
Increase in working capital		(10,589)	(10,337)
NET CASH OUTFLOW FROM OPERATIONS		(2,290)	(4,698)
Interest paid		(965)	(1,035)
Interest element of finance lease payments		(13)	(21)
Income tax paid		(581)	(346)
Interest received		21	34
NET CASH OUTFLOW FROM OPERATING ACTIVITIES		(3,828)	(6,066)
INVESTING ACTIVITIES			
Payments to acquire property, plant and equipment		(402)	(464)
Proceeds from disposal of property, plant and equipment		2	10
Payments to acquire intangible assets		(165)	(145)
Discharge of deferred consideration on acquisition of subsidiary undertaking		(191)	(2,133)
Sale of subsidiary		151	(33)
Refund/(payment) of deposits pledged as security		99	(404)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(506)	(3,169)
FINANCING ACTIVITIES			
Issue of ordinary share capital		61	–
Expenses on issue of ordinary share capital		(1)	(32)
Capital element of finance lease rental payments		(122)	(164)
NET CASH OUTFLOW FROM FINANCING ACTIVITIES		(62)	(196)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(4,396)	(9,431)
Currency translation differences relating to cash and cash equivalents		(102)	(15)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		(4,893)	4,553
CASH AND CASH EQUIVALENTS AT END OF YEAR	18	(9,391)	(4,893)

	Share capital €'000	Shares to be issued €'000	Share premium €'000	Retained losses €'000	Other reserves €'000	Cost of shares held by ESOP €'000	Total €'000
At 1 January 2004	5,023	1,167	69,788	(46,631)	116	(15,547)	13,916
Prior period adjustment	–	–	–	(263)	–	–	(263)
Restated balance	5,023	1,167	69,788	(46,894)	116	(15,547)	13,653
Changes in equity for 2004:							
Translation of overseas subsidiaries (net)	–	–	–	–	(257)	–	(257)
Expenses on issue of shares	–	–	(32)	–	–	–	(32)
Total expense recognised directly in equity	–	–	(32)	–	(257)	–	(289)
Profit for the year	–	–	–	4,949	–	–	4,949
Total recognised income and expense for 2004	–	–	(32)	4,949	(257)	–	4,660
Share movement during year	–	668	–	–	–	–	668
Share issue	138	(1,835)	1,697	–	–	–	–
Share based payments	–	–	–	126	–	–	126
At 1 January 2005	5,161	–	71,453	(41,819)	(141)	(15,547)	19,107
Changes in equity for 2005:							
Translation of overseas subsidiaries (net)	–	–	–	–	(74)	–	(74)
Expenses on issue of shares	–	–	(1)	–	–	–	(1)
Total expense recognised directly in equity	–	–	(1)	–	(74)	–	(75)
Profit for the year	–	–	–	5,261	–	–	5,261
Total recognised income and expense for 2005	–	–	(1)	5,261	(74)	–	5,186
Exercise of options	8	–	53	–	–	–	61
Adjustment for cost of ESOP options	–	–	(79)	–	–	79	–
Share based payments	–	–	–	278	–	–	278
At 31 December 2005	5,169	–	71,426	(36,280)	(215)	(15,468)	24,632

	2005 €'000	2004 €'000
Cost of shares of the company held in an ESOP		
Share capital	(233)	(242)
Share premium	(15,235)	(15,305)
	(15,468)	(15,547)

1. GENERAL INFORMATION

Horizon Technology Group plc is a limited company incorporated and domiciled in Ireland. The addresses of its registered office and principal place of business are disclosed in the introduction to the annual report. The principal activities of the company and its subsidiaries (the group) are described in note 32.

2. BASIS OF PREPARATION

The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in euro and all values are rounded to the nearest thousand (€'000) except when otherwise indicated.

Statement of compliance
The consolidated financial statements of Horizon Technology Group plc have been prepared in accordance with International Financial Reporting Standards (IFRSs), as adopted for use in the European Union and as applied in accordance with the provisions of the Companies Acts 1963 to 2005.

Basis of consolidation
The consolidated financial statements comprise the financial statements of Horizon Technology Group plc and its subsidiaries as at 31 December each year.

Subsidiaries are consolidated from the date of their acquisition, being the date on which the group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies.

All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated in full.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Judgements and estimates
In the process of applying the group's accounting policies, management are required to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. The main areas where judgements and estimates have been applied are in determining the level of provision required on onerous contracts (in particular in assessing the expected timing and length of subleases) and in carrying out the annual testing of goodwill for impairment (judgements have been used in estimating growth and interest rates). On an on-going basis, the directors evaluate these estimates based on currently available information, historical results and other assumptions they believe are reasonable. Actual results could differ from these estimates.

4. ACCOUNTING POLICIES

Foreign currency translation
Transactions in foreign currencies are initially recorded in the functional currency rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in profit or loss. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with through equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

4. ACCOUNTING POLICIES (continued)

Foreign currency translation (continued)
The assets and liabilities of overseas subsidiary undertakings are translated into euro at the rate of exchange ruling at the balance sheet date. The subsidiary income statements are translated at the average rate for the year. The resulting exchange differences are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

Long-term loans and deferred intercompany balances financing foreign subsidiaries are treated as part of the parent company's net investment in the foreign enterprise. The exchange differences arising on such loans and inter-company balances are dealt with through equity.

Business combinations
The results of companies and businesses acquired are dealt with in the consolidated accounts from the date of acquisition. Upon the acquisition of a business, the fair values that reflect their condition at the date of acquisition are attributed to the identifiable assets (including separately identifiable intangible assets) acquired and liabilities and contingent liabilities assumed. Adjustments are also made to bring the accounting policies of businesses acquired in line with those of the group. Where the consideration paid for a business exceeds the fair value of net assets acquired and liabilities and contingent liabilities assumed, the difference is treated as goodwill.

Property, plant & equipment
Items of property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. Cost comprises purchase price and directly attributable costs. Depreciation on property, plant and equipment is calculated by charging equal annual instalments to the income statement so as to provide for their cost over the period of their expected useful lives.

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The residual values and useful lives of property, plant and equipment are reviewed, and adjusted if appropriate, at each balance sheet date.

The cost of fixed assets is written off by equal annual instalments over their useful lives as follows:

Leasehold improvements	35 years (or lease term if less)
Plant and equipment	3 to 10 years depending on type of asset
Motor vehicles	5 years

Goodwill
Business combinations on or after 1 January 2004 are accounted for under IFRS 3 using the purchase method. Any excess of the cost of the business combination over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is recognised in the balance sheet as goodwill. Goodwill recognised as an asset as at 31 December 2003 is recorded at its carrying amount under Irish GAAP and is not amortised.

After initial recognition, goodwill is stated at cost less any accumulated impairment losses, with the carrying value being reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill is allocated to the related cash-generating units, monitored by management, usually at business segment level or statutory company level as the case may be. Where the recoverable amount of the cash-generating unit is less than its carrying amount, including goodwill, an impairment loss is recognised in the income statement.

The carrying amount of goodwill allocated to a cash generating unit is taken into account when determining the gain or loss on disposal of the unit, or of an operation within it. Goodwill arising on acquisitions prior to 31 December 1997 remains set off directly against reserves even if the related investment becomes impaired or the business is disposed of.

4. ACCOUNTING POLICIES (continued)

Intangible assets
Intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses. Intangible assets acquired separately from a business are carried initially at cost. An intangible asset acquired as part of a business combination is recognised outside goodwill if the asset is separable or arises from contractual or other legal rights and its fair value can be measured reliably.

Intangible assets with a finite life are amortised on a straight-line basis over their expected useful lives as follows:

Computer software	5 years
Development costs	3 years

The carrying value of finite lived intangible assets is reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss is recognised for the amount by which the intangible asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an intangible asset's fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Impairment of assets
Intangible assets and property plant and equipment are reviewed, at least annually, to ensure that assets are not carried above their recoverable amounts. Where some indication of impairment exists, detailed calculations are made of the discounted cash flows resulting from continued use of the asset (value in use) or from their disposal (fair value less costs to sell). Where these values are less that the carrying amount of the assets, an impairment loss is charged to the income statement.

Inventories
Inventory is valued on a weighted average cost basis, at the lower of cost and estimated net realisable value. Cost includes all expenditure incurred in the normal course of business in bringing the products to their present location and condition. Net realisable value is the estimated selling price of stock on hand less all further costs to completion and all costs expected to be incurred in marketing, distribution and selling.

Trade and other receivables
Trade receivables, which generally have 30 days' terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the group will not be able to collect the debts. Bad debts are written off when identified.

Cash and cash equivalents
Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and cash pledged as security. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash at bank and in hand, net of outstanding bank overdrafts.

Borrowings
Interest on borrowings is recognised as an expense as incurred.

Onerous contracts on properties
Where property is vacant and not planned to be used in the foreseeable future, and it is probable that the related costs exceed the economic benefits expected to be derived from the obligations, the contract is deemed to be onerous and a provision is recognised. The provision represents the best estimate of the net present value of the unavoidable lease payments, being the difference between the future rental and related costs and any income reasonably expected to be derived from their being sublet. When determining the appropriate level of provision, assessments are made in relation to the expected timing and length of subleases and to the levels of incentives, if any, that may need to be offered to secure tenants.

4. ACCOUNTING POLICIES (continued)

Pensions and other long-term employee benefits
The group operates defined contribution pension schemes. Contributions are charged to the income statement as they become payable in accordance with the rules of the scheme.

The cost of providing long service employees with sabbatical leave is recognised in the balance sheet as a liability and is calculated as the present value of the defined benefit obligation at the balance sheet date.

Share based payment
For equity settled share based payment transactions (i.e. the issuance of share options) the group measures the services received and the corresponding increase in equity at fair value at the measurement date (which is the grant date) using a recognised valuation methodology for the pricing of financial instruments (i.e. the Black Scholes Merton model). Given that the share options granted do not vest until the completion of a specified period of service and are subject to the realisation of performance conditions, the fair value is determined on the basis that the services to be rendered by employees as consideration for the granting of the share options will be received over the vesting period, which is assessed at the grant date.

The share options issued by the company are not subject to market-based vesting conditions as defined in IFRS 2. Non-market vesting conditions are not taken into account when estimating the fair value of share options as at the grant date; such conditions are taken into account through adjusting the number of equity instruments included in the measurement of the transaction amount so that ultimately, the amount recognised equates to the number of equity instruments that actually vest. The expense in the income statement in relation to share options represents the product of the total number of options anticipated to vest and the fair value of these options; this amount is allocated to accounting periods on a straight-line basis over the vesting period. Given that the performance criteria underlying the group's share options are non-market in nature, the cumulative charge to the income statement is reversed only where the performance condition is not met or where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

The group has taken advantage of the transitional provisions of IFRS 2 Share Based Payment in respect of equity-settled awards so as to apply IFRS 2 only to those equity-settled awards granted after 7 November 2002 that had not vested before 1 January 2004.

Leases
Assets held under finance leases, which are leases where substantially all of the risks and rewards of ownership of the asset have been transferred to the group are capitalised in the balance sheet and are depreciated over the shorter of their useful lives or lease term, with any impairment being recognised in accumulated depreciation. The asset is recorded at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the finance lease. The capital elements of future obligations under leases are included in liabilities in the balance sheet and analysed between current and non-current amounts. The interest element of the rental obligations are charged to the income statement over the periods of the leases and represent a constant proportion of the balance of capital repayments outstanding.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rentals are charged to the income statement on a straight-line basis over the lease term.

Revenue
In general, revenue is recognised to the extent that it is subject to reliable measurement, that it is probable that economic benefit will flow to the group and that the significant risks and rewards of ownership have passed to the buyer.

Revenue from professional services and consulting arrangements are recognised when the services are provided or where the arrangement represents a long-term contract, the revenue is recognised on a percentage of completion basis.

4. ACCOUNTING POLICIES (continued)

Revenue (continued)
Maintenance revenue is apportioned over the term of the related maintenance contract and is recognised as revenue over the period in which the group has an obligation to provide services to the customer. Where the group offsets its obligations through the purchase of services from a vendor, the gross revenue from such sales are recognised in full at the time of the purchase of the services contract.

Material items
The group presents separately on the face of the income statement those material items of income and expense which, because of the nature of the events giving rise to them, merit separate presentation to allow shareholders to understand better the elements of financial performance in the year, so as to facilitate comparison with prior periods and to assess better trends in financial performance.

Taxation (current and deferred)
Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates and laws that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is recognised on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, with the following exceptions:

- where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and
- deferred income tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carried forward tax credits or tax losses can be utilised;

Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the related asset is realised or liability is settled, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Income tax is charged or credited directly to equity if it relates to items that are credited or charged to equity. Otherwise income tax is recognised in the income statement.

The group offsets deferred tax assets and deferred tax liabilities, if, and only if:

(a) the group has a legally enforceable right to set off current tax assets against current tax liabilities; and

(b) the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:

(i) the same taxable entity; or

(ii) different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

4. ACCOUNTING POLICIES (continued)

Discounting
The amortisation or unwinding of the discount factor applied in establishing the net present value of provisions and any adjustments arising through changes in discount rates are included as separate items within the income statement.

Capital instruments
Proceeds of shares issued in the company are included in equity net of transaction costs. Where consideration for an acquisition is to be settled by the issue of shares at a future date, any component of the fair value of the shares to be issued, that creates a financial liability is presented as a liability in the balance sheet, with the remainder included within equity. Other instruments are classified as liabilities if they contain an obligation to transfer economic benefits and otherwise are included in equity. The finance cost recognised in the income statement in respect of capital instruments other than equity shares is allocated over the term of the instrument.

Financial instruments
The group enters into transactions in the normal course of its business using a variety of financial instruments; borrowing, cash and liquid resources and derivatives.

Cash flow hedges
At the inception of a hedging transaction entailing the use of derivatives, the group documents the relationship between the hedged item and the hedging instrument together with its risk management objective and the strategy underlying the proposed transaction. The group also documents its assessment, both at the inception of the hedging relationship and subsequently on an ongoing basis, of the effectiveness of the hedge in offsetting movements in the fair value or cash flows of the hedged items. Where cash flow hedges become ineffective the full amount of the changes in the fair value of the hedge are reported in the income statement.

Derivative financial instruments are initially recognised at cost and thereafter stated at fair value. Where derivatives do not fulfil the criteria for hedge accounting, they are classified as held-for-trading and changes in fair value are reported in the income statement. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles and equates to the quoted market price at the balance sheet date (being the present value of the quoted forward price).

4. ACCOUNTING POLICIES (continued)

New standards and interpretations not applied
The IASB and IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements:

International Financial Reporting Standards (IFRSs)		**Effective date**
IFRS 1	Amendment relating to IFRS 6	1 January 2006
IFRS 4	Insurance Contracts (Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts)	1 January 2006
IFRS 6	Exploration for and Evaluation of Mineral Assets	1 January 2006
IFRS 7	Financial Instruments: Disclosures	1 January 2007
International Accounting Standards (IAS)		
IAS 1	Amendment – Presentation of Financial Statements: Capital Disclosures	1 January 2007
IAS 19	Amendment – Actuarial Gains and Losses, Group Plans and Disclosures	1 January 2006
IAS 21	Amendment – Net Investment in a Foreign Operation	1 January 2006
IAS 39	Fair Value Option	1 January 2006
IAS 39	Cash Flow Hedge Accounting	1 January 2006
International Financial Reporting Interpretations Committee (IFRIC)		
IFRIC 4	Determining whether an Arrangement Contains a Lease	1 January 2006
IFRIC 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	1 January 2006
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies	1 March 2006
IFRIC 8	Scope of IFRS 2	1 May 2006
IFRIC 9	Reassessment of Embedded Derivatives	1 June 2006

The directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the group's financial statements in the period of initial application.

Upon adoption of IFRS 7, the group will have to disclose additional information about its financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically the group will need to disclose the fair value of its financial instruments and its risk exposure in greater detail. There will be no effect on reported income or net assets.

5. SEGMENTAL INFORMATION

The primary segment reporting format is determined to be business segments as the group's risks and rates of return are affected predominantly by differences in the products and services provided. Secondary information is reported geographically. The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

The group operates under two business segments. The Enterprise Solutions division assists customers in implementing IT strategies through the provision of IT infrastructure, development and consulting services. The Distribution & Channel Services division is a value-adding distributor of computer and IT products. Transfer prices between business segments are on an arm's length basis in a manner similar to transactions with third parties.

The group's geographical segments are based on the location of the group's assets. Sales to external customers disclosed in geographical segments are based on the geographical location of its customers.

Year ended 31 December 2005

	Enterprise Solutions €'000	*Distribution & Channel Services €'000*	*Unallocated/ Eliminations €'000*	*Total €'000*
Revenue				
Sales to external customers	175,602	118,507	–	294,109
Inter-segment sales	529	76	(605)	–
Segment revenue	176,131	118,583	(605)	294,109
Result				
Trading profit	9,590	1,354	(1,800)	9,144
Property provision	–	–	(800)	(800)
Start up costs	(547)	–	–	(547)
Segment result	9,043	1,354	(2,600)	7,797
Net finance costs				(1,158)
Profit before tax				6,639
Income tax expense				(1,378)
Profit after tax				5,261

	Enterprise Solutions €'000	*Distribution & Channel Services €'000*	*Unallocated/ Eliminations €'000*	*Total €'000*
Assets and liabilities				
Segment assets	68,300	22,383	2,481	93,164
Segment liabilities	46,862	14,948	6,722	68,532
Other segment information				
Capital expenditure				
Property, plant and equipment	288	114	–	402
Intangible assets	14	58	93	165
Depreciation	309	189	88	586
Amortisation	166	83	115	364

5. SEGMENTAL INFORMATION (continued)

Year ended 31 December 2004

	Enterprise Solutions €'000	*Distribution & Channel Services €'000*	*Unallocated/ Eliminations €'000*	*Restated Total €'000*
Revenue				
Sales to external customers	159,041	122,134	–	281,175
Inter-segment sales	537	61	(598)	–
Segment revenue	159,578	122,195	(598)	281,175
Result				
Trading profit	8,503	1,792	(1,768)	8,527
Vendor refund	–	(900)	–	(900)
Segment result	8,503	892	(1,768)	7,627
Net finance costs				(1,346)
Profit before tax				6,281
Income tax expense				(1,332)
Profit after tax				4,949

	Enterprise Solutions €'000	*Distribution & Channel Services €'000*	*Unallocated/ Eliminations €'000*	*Restated Total €'000*
Assets and liabilities				
Segment assets	56,898	22,984	2,561	82,443
Segment liabilities	46,073	12,827	4,436	63,336
Other segment information				
Capital expenditure				
Property, plant and equipment	307	155	2	464
Intangible assets	1,921	88	18	2,027
Depreciation	365	225	102	692
Amortisation	139	67	120	326

5. SEGMENTAL INFORMATION (continued)

Geographical segments
The following tables present revenue, expenditure and certain asset information regarding the group's geographical segments for the years ended 31 December 2005 and 2004.

Year ended 31 December 2005

	Ireland *€'000*	*UK* *€'000*	*Unallocated/Other* *€'000*	*Total* *€'000*
Revenue				
Sales to external customers	137,940	151,675	4,494	294,109
Inter-segment sales	605	–	–	605
Segment revenue	138,545	151,675	4,494	294,714
Other segment information				
Segment assets	40,587	50,096	2,481	93,164
Capital expenditure				
Property, plant and equipment	248	154	-	402
Intangible assets	58	14	93	165

Year ended 31 December 2004

	Ireland *€'000*	*UK* *€'000*	*Unallocated/Other* *€'000*	*Restated Total* *€'000*
Revenue				
Sales to external customers	146,260	134,695	220	281,175
Inter-segment sales	467	–	–	467
Segment revenue	146,727	134,695	220	281,642
Other segment information				
Segment assets	38,128	41,754	2,561	82,443
Capital expenditure				
Property, plant and equipment	396	66	2	464
Intangible assets	88	1,921	18	2,027

6. REVENUE

	2005 €'000	2004 €'000
Sale of goods (hardware, software, support)	282,398	271,083
Rendering of services	11,711	10,092
	294,109	281,175

7. EMPLOYEE BENEFITS EXPENSE

	2005 €'000	2004 €'000
Staff costs are comprised of:		
Wages and salaries	13,864	12,629
Social welfare costs	1,583	1,454
Pension costs	654	397
Share based payments	278	126
	16,379	14,606

Staff costs amounting to €388,000 are included within start up costs relating to the investment in establishing the group's new UK based IBM channel partnership (see note 9).

The average number of persons employed by the group in the financial year was 219 (2004:204) and is analysed into the following categories:

	2005 Number	2004 Number
Management	21	20
Sales	57	56
Administration	54	53
Technical	87	75
	219	204

8. OTHER OPERATING CHARGES

	2005 €'000	2004 €'000
This includes:		
Auditors' remuneration		
- Audit services	135	132
- Non audit services (taxation/pension)	39	29
Foreign exchange (gain)/loss	(48)	305
Operating lease rentals payments		
- Minimum lease rental payments	3,566	3,478
- Sublease receipts	(1,282)	(919)

9. MATERIAL ITEMS

Three material items have been disclosed separately on the face of the consolidated income statement. An analysis of these items is as follows:

Property provision
Following the loss of a tenant in one of the group's leasehold properties, the group has sub-let the space to a replacement tenant. While rent deposits held by the group were sufficient to ensure that no bad debt was incurred, the vacancy period before a new tenant was found combined with rent-free incentives and transaction costs amounted to €800,000.

Start up costs
Included in the current year's results are costs of €547,000 relating to the investment in establishing Horizon Enterprise Systems, the group's new UK based IBM channel partnership.

Vendor refund
In early 2006, the group's distribution and channel services division reached an agreement with a supplier to refund €1,200,000 that was incorrectly paid by the supplier in 2003 (€300,000) and 2004 (€900,000). This refund relates to amounts that were passed on to the division's customers in the form of price discounts. In accordance with the requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, this has been reflected in the financial statements as a restatement of the prior year results. See note 33 for further details.

10. FINANCE COSTS (NET)

	2005	*2004*
	€'000	*€'000*
Interest payable on bank loans and overdrafts wholly repayable within five years:		
- not by instalments	(965)	(1,034)
Finance charges payable under finance leases	(13)	(21)
Unwinding of discount factor	(201)	(325)
	(1,179)	(1,380)
Bank interest received	21	34
Finance costs (net)	(1,158)	(1,346)

11. INCOME TAX

		Restated
	2005	*2004*
	€'000	*€'000*
(a) Tax charged in the income statement		
Current income tax:		
Current income tax charge	1,152	1,396
Adjustment in respect of previous periods	(93)	–
Deferred income tax:		
Relating to origination and reversal of temporary differences	319	(64)
Tax charge in the income statement	1,378	1,332

There was no tax relating to items charged or credited to equity.

11. INCOME TAX

(b) Reconciliation of the total tax charge

A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expense at the group's effective income tax rate for the years ended 31 December 2005 and 2004 is as follows:

	2005 €'000	Restated 2004 €'000
Profit on ordinary activities before tax	6,639	6,281
Profit on ordinary activities multiplied by standard rate of corporation tax in Ireland of 12.5% (2004: 12.5%)	830	785
Effects of:		
Expenses not deductible for tax purposes	14	74
Depreciation in excess of capital allowances for the year	136	(29)
Non utilisation of tax losses	19	47
Higher tax rates on overseas earnings	472	455
Adjustments to tax charge in respect of previous periods	(93)	–
Tax expense at an effective tax rate of 20.8% (2004: 21.2%)	1,378	1,332

(c) Deferred tax in the balance sheet

Certain deferred tax assets and liabilities have been offset in accordance with the group's accounting policy. The following is the analysis of the deferred tax balances (after offset) for balance sheet purposes:

	Provisions & employment benefits €'000	Accelerated capital allowances €'000	Tax losses €'000	Total €'000
Deferred tax liability				
At 1 January 2004	–	(13)	–	(13)
Charge to income statement for the year	–	(6)	–	(6)
At 1 January 2005	–	(19)	–	(19)
Credit/(charge) to income statement for the year	21	(147)	38	(88)
As 31 December 2005	21	(166)	38	(107)

	Provisions & employment benefits €'000	Accelerated capital allowances €'000	Tax losses €'000	Total €'000
Deferred tax asset				
At 1 January 2004	98	106	158	362
Credit to income statement for the year	–	9	61	70
Exchange differences	–	–	(3)	(3)
At 1 January 2005	98	115	216	429
Charge to income statement for the year	(8)	(2)	(221)	(231)
Exchange differences	–	4	5	9
As 31 December 2005	90	117	–	207

11. INCOME TAX (continued)

(d) Unrecognised tax losses

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits is probable. At the balance sheet date, the group has unused tax losses of €13.7m (2004: €14m) available for offset against future profits. A deferred tax asset has been recognised in respect of €300k (2004: €900k) of such losses. No deferred tax asset has been recognised in respect of the remaining €13.4m (2004: €13.1m). Losses may be carried forward indefinitely.

(e) Temporary differences associated with group investments

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax assets have not been recognised is €6.8m (2004: €7.6m). No asset has been recognised in respect of these differences because the group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

12. EARNINGS PER SHARE

	2005 €'000	Restated 2004 €'000
The computation of basic and diluted earnings per share is set out below:		
Numerator		
Profit after tax	5,261	4,949
Material items net of tax (see note 9)	1,183	787
Unwinding of discount factor	201	325
Amortisation of intangibles	364	326
Adjusted profit after tax before property provision, start up costs, vendor refund, unwinding of discount factor and amortisation of intangibles	7,009	6,387
Denominator		
Weighted average number of shares in issue for the year ('000)	70,322	70,263
Dilutive potential ordinary shares:		
Employee share options ('000)	1,706	1,629
Diluted weighted average number of ordinary shares ('000)	72,028	71,892
Earnings per share		
Basic (cent)	7.48	7.04
Basic adjusted (cent)*	9.97	9.09
Diluted (cent)	7.30	6.88
Diluted adjusted (cent)*	9.73	8.88

* Adjusted for property provision, start up costs, vendor refund, unwinding of discount factor and amortisation of intangibles.

Own shares held in an ESOP (note 26) are deducted when computing basic, diluted and adjusted EPS.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, namely share options.

In January 2006, 7,372,175 new ordinary shares in the capital of the company were placed with institutional investors. This placing does not have an impact on basic or diluted EPS in 2005.

13. PROPERTY, PLANT AND EQUIPMENT

	Leasehold premises €'000	*Plant & Equipment €'000*	*Motor vehicles €'000*	*Total €'000*
Cost:				
At 1 January 2004	3,467	11,607	302	15,376
Translation adjustment	(9)	(12)	–	(21)
Additions	–	218	246	464
Disposals	–	(16)	(126)	(142)
At 31 December 2004	3,458	11,797	422	15,677
Translation adjustment	56	76	–	132
Additions	–	291	111	402
Disposals	–	(243)	–	(243)
At 31 December 2005	3,514	11,921	533	15,968
Depreciation:				
At 1 January 2004	2,252	9,856	183	12,291
Translation adjustment	(9)	(17)	(1)	(27)
Charge for year	61	544	87	692
Disposals	–	(14)	(99)	(113)
At 31 December 2004	2,304	10,369	170	12,843
Translation adjustment	56	64	–	120
Charge for year	61	425	100	586
Disposals	–	(241)	–	(241)
At 31 December 2005	2,421	10,617	270	13,308
Net book value:				
At 31 December 2005	1,093	1,304	263	2,660
At 31 December 2004	1,154	1,428	252	2,834
At 1 January 2004	1,215	1,751	119	3,085

The net book amounts of group property, plant and equipment includes €178,000 (2004: €264,000) in respect of leased assets. The depreciation charge for the year on these assets amounted to €91,000 (2004: €79,000).

See note 24 for details of security held over property, plant and equipment.

14. INTANGIBLE ASSETS

	Goodwill €'000	Software €'000	Development costs €'000	Total €'000
Cost:				
Cost as at 1 January 2004	8,175	1,656	997	10,828
Translation adjustment	–	(3)	–	(3)
Additions	1,773	254	–	2,027
At 31 December 2004	9,948	1,907	997	12,852
Translation adjustment	–	23	–	23
Additions	–	165	–	165
Adjustment for final payment	(48)	–	–	(48)
At 31 December 2005	9,900	2,095	997	12,992
Amortisation:				
At 1 January 2004	–	821	997	1,818
Translation adjustment	–	(8)	–	(8)
Charge for the year	–	326	–	326
At 31 December 2004	–	1,139	997	2,136
Translation adjustment	–	16	–	16
Charge for the year	–	364	–	364
At 31 December 2005	–	1,519	997	2,516
Net book value:				
At 31 December 2005	9,900	576	–	10,476
At 31 December 2004	9,948	768	–	10,716
At 1 January 2004	8,175	835	–	9,010

15. IMPAIRMENT TESTING OF GOODWILL

Goodwill acquired through business combinations has been allocated at acquisition to the appropriate cash-generating units (CGUs) that are expected to benefit from that business combination. At 31 December 2005 and 2004, all goodwill relates to two CGUs within the Enterprise Solutions division. The carrying amount of goodwill has been allocated as follows:

	2005	2004
	€'000	€'000
Enterprise Solutions:		
Client Solutions Limited	2,817	2,817
Clarity Technology Limited	7,083	7,131
Total Goodwill	9,900	9,948

The group tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined from value in use calculations. The group prepares cash flow forecasts derived from the most recent financial budgets approved by senior management covering a five-year period.

Key assumptions used in value in use calculations
The key assumptions for the value in use calculations relate to operating profit margin, discount rates and growth rates.

Operating margins were based on results achieved in the three years preceding the start of the budget period. These are increased over the budget periods for anticipated efficiency improvements.

Discount rates are estimated by management by using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU and range from 13% to 14.5%.

Growth rates are based on industry growth forecasts and range from 5.25% to 5.6%.

Sensitivity to changes in assumptions
With regard to the assessment of value in use of Client Solutions Limited and Clarity Technology Limited, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the units to exceed its recoverable amounts.

16. INVENTORIES

	2005	2004
	€'000	€'000
Goods for re-sale		
At cost	20,741	14,484
At net realisable value	3,085	2,651
	23,826	17,135
Cost of inventories recognised as an expense	258,896	248,506

The replacement cost of stock did not differ significantly from the figures shown above.

Included in cost of inventories recognised as an expense are inventory write-downs of €910,000 (2004: €333,000) and reversals of previous inventory write-downs of €517,000 (2004: €297,000). The reversal of the previous inventory write-downs has arisen as a result of a recovery in sales prices.

See note 24 for details of security held over inventories.

17. TRADE AND OTHER RECEIVABLES

	2005 €'000	2004 €'000
Current		
Trade debtors	49,214	39,158
Prepayments and accrued income	2,695	2,413
	51,909	41,571
Non-current		
Prepayments and accrued income	18	188

See note 24 for details of security held over trade and other receivables

18. CASH AND CASH EQUIVALENTS

	2005 €'000	2004 €'000
Cash at banks and in hand	3,763	9,166
Deposits pledged as security	305	404
	4,068	9,570

At 31 December 2005, €305,000 of the group's cash deposits were pledged as security and were not available for use by the group.

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise the following at 31 December:

	2005 €'000	2004 €'000
Cash at banks and in hand	3,763	9,166
Bank overdrafts (note 20)	(13,154)	(14,059)
	(9,391)	(4,893)

19. TRADE AND OTHER PAYABLES

	2005 €'000	Restated 2004 €'000
Current		
Trade creditors	34,400	28,486
Accruals	12,509	11,897
PAYE/PRSI	493	244
VAT	1,422	1,636
	48,824	42,263
Non-current		
Accruals	906	1,435

20. FINANCIAL LIABILITIES

	2005 €'000	2004 €'000
Current		
Bank overdraft	13,154	14,059
Current obligations under finance leases (note 24)	40	121
	13,194	14,180

	2005 €'000	2004 €'000
Non-current		
Obligations under finance leases	31	72

21. PROVISIONS

	2005 €'000
At beginning of year	3,761
Provided during year	800
Foreign exchange adjustment	103
Utilised during year	(1,526)
Unwinding of discount factor	201
At end of year	3,339
Analysed as:	
Current	834
Non-current	2,505
	3,339

As a result of the sale of the Cisco training business and the implementation of the group's fundamental restructuring plan during 2001 and 2002, the group has excess properties, all which have been sub-let. Using a discount rate of 5.5% the present value of all the future obligations on the vacant property is €5.9m (2004: €6.1m). Provision has been made for the best estimate of the net present value of the unavoidable lease payments on these properties, being the difference between the future rental costs and related expenses and any income reasonably expected to be derived from their being sub-let. The provision is expected to be utilised over the remaining life of the leases, which range from one year to seven years.

22. ISSUED CAPITAL

	2005 €'000	2004 €'000
Authorised:		
92,300,000 ordinary shares of €0.07 each	6,461	6,461
Allotted, called-up and fully paid:		
At beginning of year	5,161	5,023
Issued during the year	8	138
At end of the year	5,169	5,161

	2005 Number of shares '000	2004 Number of shares '000
Allotted, called-up and fully paid:		
At beginning of year	73,723	71,762
Issued during the year	125	1,961
At end of the year	73,848	73,723

The shares issued during 2005 were pursuant to the exercise of share options. The shares issued during 2004 were pursuant to acquisition agreements.

23. OTHER RESERVES

	Capital reserve €'000	Foreign currency translation reserve €'000	Total €'000
At 1 January 2004	116	–	116
Currency translation differences	–	(257)	(257)
As at 31 December 2004	116	(257)	(141)
Currency translation differences	–	(74)	(74)
At 31 December 2005	116	(331)	(215)

Nature and purpose of other reserves

Capital reserve
The capital reserve arises from the consolidation of a subsidiary company with an equity reserve that was created on the redemption of preference shares during 2003.

Foreign currency translation reserve
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. The exchange difference arising from foreign subsidiaries financed by long-term loans and deferred inter-company balances are treated as part of the parent company's net investment in the foreign enterprise. The exchange differences arising on such loans and inter–company balances are dealt with through reserves.

24. COMMITMENTS AND CONTINGENCIES

Operating lease agreements where the group is the lessee

The group has entered into commercial leases on certain properties (some of which are sublet as they are excess to our current operating requirements), motor vehicles and items of machinery. These leases have an average remaining life of 4 years. There are no restrictions placed upon the lessee by entering into these leases. Certain of the properties are subject to periodic rent reviews.

Future minimum rentals payable under non-cancellable operating leases at 31 December are as follows:

	2005	*2004*
	€'000	*€'000*
Within one year	3,414	3,387
After one year but not more than five years	11,376	12,086
More than five years	9,575	11,843
	24,365	27,316

Operating lease agreements where the group is the lessor

The group has entered into sub leases on its excess properties. These non-cancellable leases have remaining terms between 1 and 7 years.

Future minimum rentals receivable under non-cancellable sub-lease at 31 December are as follows:

	2005	*2004*
	€'000	*€'000*
Within one year	1,310	1,209
After one year but not more than five years	2,341	3,190
More than five years	663	668
	4,314	5,067

Finance lease commitments

The group has finance lease contracts for various items of plant and machinery. These leases have an average life of between 3 and 5 years. Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

		2005		*2004*
	Minimum payments €'000	*Present value of payments €'000*	*Minimum payments €'000*	*Present value of payments €'000*
Within one year	42	40	127	121
After one year but not more than five years	35	31	81	72
After 5 years	–		–	
Total minimum lease payments	77		208	
Less amount representing finance charges	(6)		(15)	
Present value of minimum lease payments	71	71	193	193

24. COMMITMENTS & CONTINGENCIES (continued)

In accordance with the provision of Section 17 of the Companies (Amendment) Act, 1986, the company has irrevocably guaranteed all liabilities and losses of its Irish subsidiary undertakings (note 32) in respect of the financial year as are referred to in Section 5(c) of that Act, for the purposes of enabling the subsidiaries to claim exemption from the requirement to file their own financial statements with the Companies Registration Office.

The company is party to a cross-company guarantee to Ulster Bank Limited and Ulster Bank Markets Limited in conjunction with other group companies, in relation to the bank borrowings of those group companies.

The company has provided security in the form of a debenture comprising a fixed charge over the assets and a floating charge over the book debts, in respect of amounts advanced to subsidiary companies by Ulster Bank Markets Limited.

The company has guaranteed the liabilities of subsidiary companies under an invoice discounting agreement with Ulster Bank Commercial Services Limited and in relation to one subsidiary it has guaranteed its liability under a lease agreement with their landlord.

Two subsidiary companies have provided security in favour of one of their suppliers in the form of a floating charge over their assets.

25. RELATED PARTY TRANSACTIONS

The relationship between parent company and subsidiaries are outlined in note 32. Details of share options held by key management personnel are outlined on page 19. Key management personnel are considered to be the executive and non-executive directors of the parent company.

Compensation of key management personnel

	2005	*2004*
	€'000	*€'000*
Short-term employee benefits	806	862
Pension benefits	138	94
Other long-term benefits	87	52
Share-based payments	142	70
Total compensation of key management personnel	1,173	1,078

26. SHARE INCENTIVE SCHEMES

The group operates four share incentive schemes - an Employee Share Ownership Trust (Horizon ESOP Limited), the 1998 Share Option Scheme, the 1998 Share Option Scheme (Amended) and the 1999 Share Option Scheme. The purpose of the share schemes is to grant to employees an equity participation in the company and to retain and motivate employees towards better performance. It is current policy to phase the granting of options. Options are granted at the average market price of the company's shares at the time of the grant.

The vesting period under the 1998 Share Option Scheme, the 1998 Share Option Scheme (Amended) and the 1999 Share Option Scheme is generally three years, with some options having a vesting period of five years. Vesting periods of share options granted under the Employee Share Ownership Plan (ESOP) are typically between two and five years. The overall life of the options inclusive of the vesting period under all four schemes is ten years, after which time unexercised options expire. Options lapse if employees leave the group before the options vest. All options are settled in equity once they are exercised.

The options issued under the 1998 Share Option Scheme, the 1998 Share Option Scheme (Amended) and the 1999 Share Option Scheme are exercisable only when Earnings Per Share (EPS) growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options. The options issued by Horizon ESOP Limited are only exercisable if predetermined personal performance criteria are fulfilled (save for ESOP options granted in favour of one executive in respect of 240,000 ordinary shares).

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year.

	2005 Number	*2005 WAEP €*	*2004 Number*	*2004 WAEP €*
Employee Share Ownership Trust				
Outstanding at the beginning of the year	3,324,500	1.19	3,274,500	1.20
Granted during the year	394,000	1.00	50,000	0.90
Forfeited during the year	(260,000)	7.50	–	–
Exercised during the year	(125,000)	0.28	–	–
Outstanding at the end of the year	3,333,500	0.71	3,324,500	1.19
Exercisable at the end of the year	1,829,500	0.82	1,311,500	1.67
1999 and 1998 Share Option Schemes				
Outstanding at the beginning of the year	2,703,512	1.44	2,029,501	1.68
Granted during the year	625,000	1.08	740,000	0.87
Lapsed during the year	(65,423)	1.74	(65,989)	2.40
Exercised during the year	(125,000)	0.21	–	–
Outstanding at the end of the year	3,138,089	1.41	2,703,512	1.44
Exercisable at the end of the year	665,414	0.86	510,786	1.15

Included within the opening balances are options over 3,938,012 shares that were granted on or before 7 November 2002 and have not subsequently been modified. Therefore, they are not accounted for in accordance with IFRS 2. The weighted average share price at the date of exercise for the options exercised is €1.17.

26. SHARE INCENTIVE SCHEMES (continued)

The weighted average remaining contractual life for the share options outstanding as at 31st December 2005 is 6.15 years (2004: 6.71 years).

The range of exercise prices for options outstanding at the end of the year was €0.28 – €9.70 (2004: €0.21 – €9.70).

The fair value of share options has been arrived at using the Black-Scholes-Merton model. The fair value calculations have been applied in respect of share options granted after 7 November 2002. The weighted average fair value of options granted during the year was €0.49 (2004: €0.39).

The following table lists the inputs to the model used for the years ended 31 December 2005 and 31 December 2004.

	2005	*2004*
Weighted average historical volatility (%)	50%	49%
Weighted average risk-free interest rate (%)	3.00	3.26
Weighted average expected life of options (years)	5.00	4.78
Weighted average exercise price (€)	1.05	0.87
Dividend yield (%)	zero	zero

Volatility is determined by observing the historical volatility of the group's shares and those of peer companies over a period commensurate with the expected term of the option. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. The risk free interest rate is the rate applicable to and available on (as at the grant date) zero coupon euro denominated Government Bonds.

No other features of options granted were incorporated into the measurement of fair value.

For the purpose of these accounts, the ESOP has been treated as a quasi subsidiary. On consolidation, the cost of shares held by the ESOP has been deducted from shareholders' funds.

The following number of ordinary shares of €0.07 each were held by the ESOP. These shares had a market value of €4,100,781 at 31 December 2005. No dividends were paid on these shares during the year:

	2005 Number of shares	*2004 Number of shares*
At beginning of year	3,458,968	3,458,968
Movement during the year	(125,000)	–
At end of year	3,333,968	3,458,968

Movement during the year relates to the exercise of options.

27. PENSION COMMITMENTS

The group operates a number of defined contribution pension schemes, which are funded by contributions to separately administered funds. Pension costs for the year are set out in note 7.

An amount of €84,880 is included in accruals (2004: €128,693) representing contributions payable to the defined contribution schemes at 31 December 2005.

28. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The group uses financial instruments throughout its businesses. Borrowings, cash and liquid resources are used to finance the group's operations. Trade debtors and creditors arise directly from operations. Derivatives, principally forward foreign exchange contracts, are used to manage currency risks arising from the group's operations. It is, and has been throughout the year under review, the group's policy not to trade in financial instruments.

The group's procedure is to finance operating subsidiaries by a combination of retained earnings and, to a lesser extent, invoice discounting, finance leases and overdrafts.

The majority of the group's activities are conducted in the local currency of the country of operation. The primary foreign exchange exposures arise from the fluctuating value of the group's net investment in different currencies. Gains and losses arising from these currency exposures are recognised in the consolidated statement of changes in equity.

The group also has transactional currency exposures arising from sales and purchases by an operating unit in currencies other than the unit's functional currency. Forward foreign exchange contracts and the holding of foreign currency cash balances are used to hedge these currency exposures.

The group trades only with recognised creditworthy third parties and all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the group's exposure to bad debts is not significant.

29. FINANCIAL INSTRUMENTS

An explanation of the group's financial instrument risk management objectives, policies and strategies are set out in the directors' report on pages 23 and in note 28.

Interest rate risk profile of financial assets and liabilities
The interest rate profile of the financial assets and liabilities of the group as at 31 December is as follows:

Year end 31 December 2005

Fixed rate	*Within 1 year €'000*	*1 – 2 years €'000*	*2 – 3 years €'000*	*Total €'000*
Obligations under finance leases	(40)	(31)	–	(71)

Floating rate	*Within 1 year '000*	*1 – 2 years '000*	*2 – 3 years '000*	*Total '000*
Cash	4,068	–	–	4,068
Bank overdrafts	(13,154)	–	–	(13,154)

Year end 31 December 2005

Fixed rate	*Within 1 year €'000*	*1 – 2 years €'000*	*2 – 3 years €'000*	*Total €'000*
Obligations under finance leases	(121)	(41)	(31)	(193)

Floating rate	*Within 1 year €'000*	*1 – 2 years €'000*	*2 – 3 years €'000*	*Total €'000*
Cash	9,570	–	–	9,570
Bank overdrafts	(14,059)	–	–	(14,059)

29. FINANCIAL INSTRUMENTS (continued)

Interest on financial instruments classified as floating rate is re-priced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until the maturity of the instrument. The other financial instruments of the group that are not included in the above tables are non-interest bearing and are therefore not subject to interest rate risk. The effective interest rate for financial liabilities is 4.4%.

Credit risk
There are no significant concentrations of credit risk within the group. The maximum credit risk exposure relating to financial assets is represented by carrying value as at the balance sheet date. Credit risks arising from acting as guarantor are disclosed in note 24.

Fair values of financial assets and financial liabilities
Set out below is a is a comparison by category of carrying amounts and fair values of all of the group's financial instruments that are carried in the financial statements

	2005 Book value €'000	2005 Fair value €'000	2004 Book value €'000	2004 Fair value €'000
Financial assets				
Cash	4,068	4,068	9,570	9,570
Forward currency contracts	101	101	51	51
Financial liabilities				
Bank overdraft	(13,154)	(13,154)	(14,059)	(14,059)
Finance lease obligations	(71)	(77)	(193)	(208)
Forward currency contracts	(21)	(21)	(16)	(16)

The fair value of derivatives and borrowings has been calculated by discounting the expected future cash flows at prevailing interest rates. The fair value of financial assets has been calculated using the market interest rates.

Fair values of receivables and payables approximate to carrying value.

Net bank facilities
The group has various bank facilities available to it. In addition to the cash at bank and in hand of €4,068,000 (2004: €9,570,000), the net bank facilities available at 31 December 2005 and 31 December 2004 in respect of which all conditions precedent had been met a that date are as follows:

	2005 €'000	2004 €'000
Expiring in one year or less	27,040	18,441

29. FINANCIAL INSTRUMENTS (continued)

Hedges
Cash flow hedges
At 31 December 2005, the group held nine forward exchange contracts designated as hedges of expected future receipts from sales to customers in US$ and GBP£. The group also has seven forward currency contracts outstanding at 31 December 2005 designated as hedges of expected future payments of purchases from suppliers in US$. The forward currency contracts are being used to hedge the foreign currency risk of the firm commitments. The ranges of the terms of these contracts are as follows:

Forward contracts to hedge expected future receipts	*Maturity date ranges*	*Exchange rate ranges*
Sell		
GBP£685,000	03 Jan 2006 – 31 Jan 2006	€ / GBP£0.6818 – € / GBP£0.6876
US$1,800,000	17 Jan 2006 – 31 Jan 2006	€ / US$1.1725 – € / US$1.205
Forward contracts to hedge expected future payments		
Buy		
US$3,700,000	13 Jan 2006 – 16 Mar 2006	GBP£ / US$1.722 - GBP£ / $1.8173

The terms of the forward currency contracts have been negotiated to match the terms of the commitments.

The cash flow hedge of the expected future receipts in January 2006 resulted in an unrealised loss as at 31 December of €17,000.

The cash flow hedges of the expected future payments in January 2006 to March 2006 resulted in an unrealised gain as at 31 December of €97,000.

Hedges
Cash flow hedges
At 31 December 2004, the group held fourteen forward exchange contracts designated as hedges of expected future receipts from sales to customers in US$ and GBP£. The group also has one forward currency contract outstanding at 31 December 2004 designated as a hedge of expected future payment of purchases from a supplier in GBP£. The forward currency contracts are being used to hedge the foreign currency risk of the firm commitments. The ranges of the terms of these contracts are as follows:

Forward contracts to hedge expected future receipts	*Maturity date ranges*	*Exchange rate ranges*
Sell		
GBP£750,0000	04 Jan 2005 – 15 Feb 2005	€ / GBP£0.6787 – € / GBP£0.7219
US$1,521,000	11 Jan 2005 – 21 Mar 2005	€ / US$1.2695 – € / US$1.3439
Forward contracts to hedge expected future payments		
Buy		
GBP£500,000	10 Jan 2005	€ / GBP£ 0.6945

30. OTHER FINANCIAL COMMITMENTS

A five year Long Term Incentive Plan (LTIP) to assist the group in the recruitment of C. O'Caoimh was established in February 2001 and, following the achievement of the stated performance targets, will mature on 6 April 2006. Under the terms of the LTIP a payment will be made to C. O'Caoimh on 6 April 2006 if the excess of the market value of the relevant share options on that date over the cost of exercising those options (the gain on the options) does not exceed €762,000. The amount of the payment will be the difference between €762,000 and the gain on the options.

31. POST BALANCE SHEET EVENTS

Placing of Shares
In January 2006, Horizon placed 7,372,175 new ordinary shares in the capital of the company with institutional investors. This represented approximately 10% of the existing issued share capital of the company and, at an issue price of €1.15 per ordinary share, raised approximately €8.5m before expenses.

Acquisition of EquIP
On 1st February 2006, the group acquired 100% of the ordinary shares of EquIP Technology Limited ("EquIP") for a consideration of €15.5m, of which €11.8m was paid on completion with the balance payable over the following year.

EquIP is a leading UK channel organisation which specialises in the enterprise security and IP networking market. EquIP has become the UK channel partner of choice for major security and networking vendors including Juniper Networks, Inc., F5 Networks, Inc. and Blue Coat Systems, Inc.

The deadline for preparation of the completion accounts under the terms of the share purchase agreement has not yet passed. As a result, the book and fair values of the net assets at the date of acquisition have not been finalised. The current best estimate of the book value of net tangible assets at the acquisition date under UK GAAP is €3.3m (gross assets of €12m and gross liabilities of €8.7m). Any adjustments arising from a full restatement of the acquisition balance sheet from UK GAAP to IFRS are not expected to be material.

Given the short length of time that has elapsed since the acquisition date, it has not yet been possible to reliably estimate the fair value of the separately identifiable intangible assets acquired as part of the acquisition and the related impact on the value of goodwill being recognised.

The acquisition of EquIP had no impact on the profit of the group for the year ended 31 December 2005.

32. SUBSIDIARY COMPANIES (all wholly owned)

Company Name	*Nature of Business*	*Registered Office Reference*
Clarity Computer (Distribution) Limited	Distribution of computer hardware and software	1
Clarity Technology Limited	Enterprise infrastructure provider	2
Client Solutions (Cork) Limited	Software development and consultancy services	1
Client Solutions (Ireland) Limited	Investment holding	1
Client Solutions Limited	Software development and consultancy services	1
Commerce Net Trading International Limited	Dormant	2
Horizon Enterprise Systems Limited	Enterprise infrastructure provider	2
Horizon Open Systems Limited	Enterprise infrastructure provider	1
Horizon Open Systems (NI) Limited	Enterprise infrastructure provider	3
Horizon Open Systems (UK) Limited	Investment holding	2
Horizon Technical Services Limited	Investment holding	1
Gericmar Limited	Dormant	1
Horizon Patents Limited	Dormant	1

Registered Office Reference

1 14 Joyce Way, Park West Business Park, Nangor Road, Dublin 12, Ireland.

2 Clarity House, 103 Dalton Avenue, Birchwood Park, Birchwood, Warrington, WA3 6YB, United Kingdom.

3 The Sidings, Antrim Road, Lisburn, Co. Antrim, Northern Ireland.

All shareholdings consist of ordinary shares.

33. TRANSITION TO IFRS

Up to and including 31 December 2004, the group prepared its consolidated financial statements in accordance with Irish GAAP. These financial statements, for the year ended 31 December 2005, are the first the group is required to prepare in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

Accordingly, the group has prepared financial statement that comply with IFRS applicable for periods beginning on or after 1 January 2005 and the significant accounting policies meeting those requirements are described in note 4. In preparing these financial statements, the group has started from an opening balance sheet as at 1 January 2004, the group's date of transition to IFRS, and made these changes in accounting policies and other restatements required by IFRS 1, First-time Adoption of International Financial Reporting Standards. This note explains the principal adjustments made by the group in restating its Irish GAAP balance sheet as at 1 January 2004 and its previously published Irish GAAP financial statements for the year ended 31 December 2004. The transition to IFRS had no impact on the group's cash flows.

Restatement

In August 2005, the group published details of the principal adjustments made by the group in restating its Irish GAAP balance sheet as at 1 January 2004 and its previously published Irish GAAP financial statements for the year ended 31 December 2004. The reconciliations as published in August 2005 have been restated in this document to reflect a vendor refund provision as a prior period adjustment as required under IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Further details of the prior period adjustment are noted on page 63.

The format and presentation of the consolidated balance sheet included in this document have also been amended as follows:

- Trade and other receivable have been separately analysed between current and non current;
- Deferred tax has been separately analysed between deferred tax assets and deferred tax liabilities;
- Other financial liabilities have been separately analysed between current and non current;
- Share option, foreign exchange and capital reserves have been reclassified between retained losses and other reserves.

Principal exemptions availed of on transition to IFRS

In accordance with IFRS 1, which establishes the framework for transition to IFRS by a first-time adopter, the group has elected, in common with the majority of listed companies, to avail of a number of specified exemptions from the general principal of retrospective restatement as follows:

(a) Business combinations prior to 1 January 2004 have not been restated to comply with IFRS 3 'Business Combinations'. Accordingly, goodwill as at the transition date is carried forward at its net book value and is subject to annual impairment testing in accordance with IAS 36 'Impairment of Assets'. As required under IFRS 1, goodwill was assessed for impairment as at the transition date and no impairment resulted from this exercise.

(b) Cumulative translation differences on foreign operations are deemed to be zero at 1 January 2004. Any gains and losses recognised in the consolidated income statement on subsequent disposals of foreign operations will therefore exclude translation differences arising prior to the transition date.

(c) IFRS 2 'Share Based Payment' has not been applied in respect of share options granted before 7 November 2002. The expense reported in the 2004 consolidated income statements is thus based on share options issued in December 2002, March 2003 and June 2004.

None of the other exemptions contained in IFRS 1 are considered to have a material impact on the financial statements.

33. TRANSITION TO IFRS (continued)

Principal changes on transition to IFRS

Share Based Payment (IFRS 2)
The fair value of share based payments is expensed to the consolidated income statement on a straight-line basis over the vesting period of the options. In accordance with the exemption allowed on transition to IFRS, the fair value calculations have been applied in respect of share options granted after 7 November 2002 that have not vested at 1 January 2004. An expense of €126,000 has been recognised in the consolidated income statement in respect of the year ended 31 December 2004.

The fair value of the share options has been arrived at using the Black-Scholes-Merton model.

Business Combinations (IFRS 3)
The group has availed of the exemption under IFRS 1 and has not restated business combinations prior to the transition date.

Under Irish GAAP, the group capitalised and amortised goodwill and intangible assets over the period of their expected useful lives. Under IFRS, the group will no longer amortise goodwill, but will instead test it for impairment at least on an annual basis. Cessation of goodwill amortisation results in a credit in the consolidated income statement for year ended 31 December 2004 of €1,669,000 and a similar increase in net assets in the consolidated balance sheet at that date.

Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8)
IFRS requires misstatements in financial statements for one or more prior periods, arising from a misinterpretation of reliable information that was available when the financial statements for those periods were authorised for issue to be treated as a prior period adjustment. Under GAAP, the correction of such misstatements would be dealt with through the current year financial statements rather than being treated as a prior period adjustment.

The inclusion of a provision in respect of a vendor refund agreed with a supplier in early 2006 as a prior period adjustment as required by IAS 8, has resulted in a charge (net of tax) to the consolidated income statement for the year ended 31 December 2004 of €787,000, with a further €263,000 being reflected through opening revenue reserves as at 1 January 2004. The cumulative impact of this adjustment on the consolidated balance sheet as at 31 December 2004 is a reduction in net assets of €1,050,000 (net of tax).

Intangible Assets (IAS 38)
Under Irish GAAP, operating and application software was capitalised with computer hardware within tangible fixed assets. IAS 38 Intangible Assets, requires capitalisation of computer software development costs as an intangible asset, where the entity will generate future economic benefit from the asset, which will flow to the entity and the cost of the asset can be measured reliably.

Computer software development as at 1 January 2004 and 31 December 2004 with a net book value of €835,000 and €667,000 respectively, has been transferred from tangible fixed assets to intangible assets in the consolidated balance sheets at these dates. The impact on the consolidated income statement in 2004 is the reclassification of the related depreciation charge of €317,000 as recognised under Irish GAAP to intangible asset amortisation under IFRS.

Employee Benefits (IAS 19)
IAS 19 Employee Benefits requires the cost of providing employees with both short-term and long-term benefits to be accrued. The impact on the consolidated income statement for year ended 31 December 2004 of providing for the cost of annual leave owing to employees together with the cost of sabbatical leave offered to long service employees is €64,000. In addition, a provision of €683,000 (net of tax) has been included in the consolidated balance sheet as at 31 December 2004 representing the cumulative cost of providing these benefits.

33. TRANSITION TO IFRS (continued)

Reconciliation of impact of IFRS on the consolidated income statement for the year ended 31 December 2004:

	Under Irish GAAP €'000	Share Based Payment IFRS 2 €'000	Business Combinations IFRS 3 €'000	Accounting Policies Changes in Accounting Estimates and Errors IAS 8 €'000	Intangible Assets IAS 38 €'000	Employee Benefits IAS 19 €'000	Other €'000	Restated under IFRS €'000
TURNOVER	281,175	–	–	–	–	–	–	281,175
Cost of sales	(248,506)	–	–	–	–	–	–	(248,506)
GROSS PROFIT	32,669	–	–	–	–	–	–	32,669
Other income	1,297	–	–	–	–	–	–	1,297
Staff costs	(14,416)	(126)	–	–	–	(64)	–	(14,606)
Other operating charges	(9,869)	–	–	–	–	–	54	(9,815)
Depreciation	(977)	–	–	–	317	–	(32)	(692)
Amortisation of intangibles	(1,669)	–	1,669	–	(317)	–	(9)	(326)
TRADING PROFIT	7,035	(126)	1,669	–	–	(64)	13	8,527
Vendor refund	–	–	–	(900)	–	–	–	(900)
OPERATING PROFIT	7,035	(126)	1,669	(900)	–	(64)	13	7,627
Finance costs	(1,339)	–	–	–	–	–	(7)	(1,346)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	5,696	(126)	1,669	(900)	–	(64)	6	6,281
Taxation on profit on ordinary activities	(1,445)	–	–	113	–	–	–	(1,332)
PROFIT FOR THE YEAR ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	4,251	(126)	1,669	(787)	–	(64)	6	4,949
Earnings per share (cent)								
- Basic	6.05							7.04
- Diluted	5.90							6.88
- Diluted adjusted *	8.67							8.88

* Adjusted for vendor refund, unwinding of discount factor and amortisation of intangibles.

33. TRANSITION TO IFRS (continued)

Reconciliation of impact of IFRS on the consolidated balance sheet as at 1 January 2004:

	Under Irish GAAP €'000	*Share Based Payment IFRS 2 €'000*	*Business Combinations IFRS 3 €'000*	*Accounting Policies Changes in Accounting Estimates and Errors IAS 8 €'000*	*Intangible Assets IAS 38 €'000*	*Employee Benefits IAS 19 €'000*	*Other €'000*	*Restated under IFRS €'000*
NON CURRENT ASSETS								
Property, plant and equipment	3,843	–	–	–	(835)	–	77	3,085
Intangible assets	8,174	–	–	–	835	–	–	9,009
Deferred income tax assets	264	–	–	–	–	98	–	362
Trade and other receivables	421	–	–	–	–	–	–	421
	12,702	–	–	–	–	98	77	12,877
CURRENT ASSETS								
Inventories	16,130	–	–	–	–	–	–	16,130
Trade and other receivables	42,886	–	–	–	–	–	–	42,886
Cash and cash equivalents	11,251	–	–	–	–	–	–	11,251
	70,267	–	–	–	–	–	–	70,267
TOTAL ASSETS	82,969	–	–	–	–	98	77	83,144
CURRENT LIABILITIES								
Trade and other payables	54,987	–	–	–	–	547	37	55,571
Income tax liabilities	600	–	–	(37)	–	–	–	563
Financial liabilities	6,818	–	–	–	–	–	44	6,862
Provisions	2,141	–	–	–	–	–	–	2,141
	64,546	–	–	(37)	–	547	81	65,137
NON CURRENT LIABILITIES								
Trade and other payables	–	–	–	300	–	170	–	470
Financial liabilities	62	–	–	–	–	–	44	106
Deferred tax liabilities	13	–	–	–	–			13
Provisions	3,765	–	–	–	–	–	–	3,765
	3,840	–	–	300	–	170	44	4,354
TOTAL LIABILITIES	68,386	–	–	263	–	717	125	69,491
NET ASSETS	14,583	–	–	(263)	–	(619)	(48)	13,653
CAPITAL AND RESERVES								
Called up share capital	5,023	–	–	–	–	–	–	5,023
Shares to be issued	1,167	–	–	–	–	–	–	1,167
Share premium	69,788	–	–	–	–	–	–	69,788
Other reserves	116	–	–	–	–	–	–	116
Retained losses	(45,964)	–	–	(263)	–	(619)	(48)	(46,894)
Cost of shares of the company held in an ESOP	(15,547)	–	–	–	–	–	–	(15,547)
TOTAL EQUITY	14,583	–	–	(263)	–	(619)	(48)	13,653

33. TRANSITION TO IFRS (continued)

Reconciliation of impact of IFRS on the consolidated balance sheet as at 31 December 2004:

	Under Irish GAAP €'000	*Share Based Payment IFRS 2 €'000*	*Business Combinations IFRS 3 €'000*	*Accounting Policies Changes in Accounting Estimates and Errors IAS 8 €'000*	*Intangible Assets IAS 38 €'000*	*Employee Benefits IAS 19 €'000*	*Other €'000*	*Restated under IFRS €'000*
NON CURRENT ASSETS								
Property, plant and equipment	3,475	–	–	–	(667)	–	26	2,834
Intangible assets	8,280	–	1,669	–	667	–	100	10,716
Deferred income tax assets	331	–	–	–	–	98	–	429
Trade and other receivables	188	–	–	–	–	–	–	188
	12,274	–	1,669	–	–	98	126	14,167
CURRENT ASSETS								
Inventories	17,135	–	–	–	–	–	–	17,135
Trade and other receivables	41,571	–	–	–	–	–	–	41,571
Cash and cash equivalents	9,570	–	–	–	–	–	–	9,570
	68,276	–	–	–	–	–	–	68,276
TOTAL ASSETS	80,550	–	1,669	–	–	98	126	82,443
CURRENT LIABILITIES								
Trade and other payables	41,668	–	–	–	–	546	49	42,263
Income tax liabilities	1,756	–	–	(150)	–	–	–	1,606
Financial liabilities	14,115	–	–	–	–	–	65	14,180
Provisions	1,132	–	–	–	–	–	–	1,132
	58,671	–	–	(150)	–	546	114	59,181
NON CURRENT LIABILITIES								
Trade and other payables	–	–	–	1,200	–	235	–	1,435
Financial liabilities	4	–	–	–	–	–	68	72
Deferred tax liabilities	19	–	–	–	–	–	–	19
Provisions	2,629	–	–	–	–	–	–	2,629
	2,652	–	–	1,200	–	235	68	4,155
TOTAL LIABILITIES	61,323	–	–	1,050	–	781	182	63,336
NET ASSETS	19,227	–	1,669	(1,050)	–	(683)	(56)	19,107
CAPITAL AND RESERVES								
Called up share capital	5,161	–	–	–	–	–	–	5,161
Share premium	71,453	–	–	–	–	–	–	71,453
Other reserves	(141)	–	–	–	–	–	–	(141)
Retained losses	(41,699)	–	1,669	(1,050)	–	(683)	(56)	(41,819)
Cost of shares of the company held in an ESOP	(15,547)	–	–	–	–	–	–	(15,547)
TOTAL EQUITY	19,227	–	1,669	(1,050)	–	(683)	(56)	19,107

34. APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the board of directors on 30 March 2006.

The consolidated financial statements were authorised for issue by the board of directors on 30 March 2006.

for the year ended 31 December 2005
Prepared in accordance with Irish GAAP

	Note	2005 €'000	2004 €'000
FIXED ASSETS			
Tangible assets	C	1,444	1,598
Financial assets	D	21,272	21,321
		22,716	22,919
CURRENT ASSETS			
Debtors	E	20,868	32,786
Cash at bank and in hand		412	578
		21,280	33,364
CREDITORS: amounts falling due within one year	F	(25,028)	(23,681)
NET CURRENT ASSETS		(3,748)	9,683
TOTAL ASSETS LESS CURRENT LIABILITIES		18,968	32,602
PROVISIONS FOR LIABILITIES AND CHARGES	G	(3,339)	(3,175)
		15,629	29,427
CAPITAL AND RESERVES			
Called up share capital	H	5,169	5,161
Share premium	I	71,426	71,453
Profit and loss account	I	(60,966)	(47,187)
Shareholders' funds (all equity interests)		15,629	29,427

On behalf of the board

Gary Coburn
Cathal O'Caoimh

Directors
30 March 2006

A. ACCOUNTING POLICIES

Trade investments
Trade investments included in financial fixed assets are stated at cost less provision for impairment.

Deferred taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to discharge a tax liability or receive a benefit in the future have occurred at the balance sheet date, with the exception of deferred tax assets.

Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non discounted basis at the tax rates that are expected to apply in the year in which the differences reverse based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Depreciation
The cost of fixed assets is written off by equal annual instalments over their useful lives as follows:

Leasehold improvements	35 years (or lease term if less)
Fixtures and fittings	10 years
Office equipment	5 years
Motor vehicles	5 years
Computer equipment software	5 years
Computer equipment hardware	3 years

Foreign currencies
The financial statements are presented in euro (€). Transactions during the year have been translated at the rates of exchange ruling at the dates of the transactions or at the contracted rate if the transaction is covered by a forward exchange contract. Assets and liabilities denominated in foreign currencies are translated to euro at the rates of exchange ruling at the balance sheet date or the relevant contract rate. The resulting profits and losses are dealt with in the profit and loss account.

Foreign subsidiaries financed by long-term loans and deferred inter-company balances are treated as part of the parent company's net investment in the foreign enterprise. The exchange differences arising on such loans and inter-company balances are dealt with through reserves.

Leasing commitments
Assets held under finance leases, where substantially all the risks and rewards of ownership of the assets have passed to the company, are capitalised in the balance sheet and are depreciated over their estimated useful lives.

The corresponding lease obligation is capitalised in the balance sheet as a liability. The interest element of the rental obligations is charged to the profit and loss account over the term of the lease and represents a constant proportion of the balance of capital repayments outstanding.

Rentals paid under operating leases are charged to income on a straight-line basis over the lease term.

Pensions
The company operates defined contribution pension schemes. Contributions are charged in the profit and loss account as they become payable in accordance with the rules of the scheme.

A. ACCOUNTING POLICIES (continued)

Capital instruments
Shares issued in the company are included in shareholders' funds. Where consideration for an acquisition is to be settled by the issue of shares at a future date, the fair value of the shares to be issued is included in shareholders' funds. Other instruments are classified as liabilities if they contain an obligation to transfer economic benefits and otherwise are included in shareholders' funds. The finance cost recognised in the profit and loss account in respect of capital instruments other than equity shares is allocated over the term of the instrument.

Onerous contracts on properties
Where property is vacant and not planned to be used in the foreseeable future, and it is probable that the related costs exceed the economic benefits expected to be derived from the obligations, the contract is deemed to be onerous and a provision is recognized. The provision represents the best estimate of the net present value of the unavoidable lease payments, being the difference between the future rental and related costs and any income reasonably expected to be derived from their being sublet. When determining the appropriate level of provision, assessments are made in relation to the expected timing and length of subleases and to the levels of incentives, if any that may need to be offered.

Discounting
The amortisation or unwinding of the discount factor applied in establishing the net present value of provisions and any adjustments arising through changes in discount rates are included as separate items within the profit and loss account.

B. PROFIT AND LOSS ACCOUNT

The company is availing of the exemption set out in section 148(8) of the Companies Act 1986 and section 7(1A) of the Companies (Amendment) Act 1963 from presenting its individual profit and loss account to the annual general meeting and from filing it with the Registrar of Companies. The Company's loss for the year prepared in accordance with Generally Accepted Practice in Ireland was €13.8m.

C. TANGIBLE FIXED ASSETS

	Leasehold premises €'000	Computers & office equipment €'000	Fixtures & fittings €'000	Total €'000
Cost:				
At 1 January 2005	1,412	1,907	637	3,956
Additions	–	97	4	101
At 31 December 2005	1,412	2,004	641	4,057
Depreciation:				
At 1 January 2005	470	1,637	251	2,358
Charge for year	59	145	51	255
At 31 December 2005	529	1,782	302	2,613
Net book value:				
At 31 December 2005	883	222	339	1,444
At 31 December 2004	942	270	386	1,598

D. FINANCIAL FIXED ASSETS

	2005 €'000	2004 €'000
Shares in group companies		
At beginning of the year	17,602	11,614
Additions/adjustments	(49)	5,988
At end of the year	17,553	17,602
Other investments		
At beginning of year	3,719	–
Capital contributions to subsidiary company	–	3,719
At end of the year	3,719	3,719
Total financial fixed assets	21,272	21,321

E. DEBTORS

	2005 €'000	2004 €'000
Amounts due within one year:		
Trade debtors	235	84
Prepayments and accrued income	2,716	2,733
Amounts due from subsidiaries	16,939	28,778
Deferred taxation	–	38
	19,890	31,633
Amounts due after more than one year:		
Prepayments and accrued income	18	188
Amounts due from subsidiaries	869	874
Subordinated loans to subsidiary company (i)	91	91
	978	1,153
Total debtors	20,868	32,786

(i) Subordinated loans repayable to Horizon Technology Group plc were provided to Horizon Technical Services Limited in November 2002.

F. CREDITORS AMOUNTS FALLING DUE WITHIN ONE YEAR

	2005 €'000	2004 €'000
Trade creditors	369	299
Accruals	647	1,108
PAYE/PRSI	58	29
VAT	–	82
Corporation tax	–	412
Overseas tax	1,902	1,275
Deferred tax	101	–
Amounts due to subsidiaries	20,120	19,691
Bank borrowings	1,831	785
	25,028	23,681

Trade creditors include amounts owing to suppliers who purport to include reservation of title clauses in their conditions of sale. The amount subject to reservation of title clauses has not been quantified.

G. PROVISIONS FOR LIABILITIES AND CHARGES

	€'000
At beginning of year	3,175
Provided in year	1,132
Reclassification of provisions	254
Foreign exchange adjustment	103
Utilised during year	(1,526)
Unwinding of discount factor	201
At end of year	3,339

As a result of the sale of the Cisco training business and the implementation of the group's fundamental restructuring plan during 2001 and 2002, the group has excess properties, all of which have been sub-let. Using a discount rate of 5.5% the present value of all the future obligations on the vacant property is €5.9m (2004: €6.1m). Provision has been made for the best estimate of the net present value of the unavoidable lease payments on these properties, being the difference between the future rental costs and related expenses and any income reasonably expected to be derived from their being sub-let. The provision is expected to be utilised over the remaining life of the leases, which range from one year to seven years.

H. SHARE CAPITAL

	2005 €'000	2004 €'000
Authorised:		
92,300,000 ordinary shares of €0.07 each	6,461	6,461
Allotted, called-up and fully paid:		
At beginning of year	5,161	5,023
Issued during the year	8	138
At end of the year	5,169	5,161

	2005 Number of shares '000	2004 Number of shares '000
Allotted, called-up and fully paid:		
At beginning of year	73,723	71,762
Issued during the year	125	1,961
At end of the year	73,848	73,723

The shares issued during 2005 were pursuant to the exercise of share options. The shares issued during 2004 were pursuant to acquisition agreements

I. RECONCILIATION OF SHAREHOLDERS' FUNDS AND MOVEMENTS ON RESERVES

	Share capital €'000	*Shares to be issued* €'000	*Share premium* €'000	*Retained losses* €'000	*Total* €'000
At 1 January 2004	5,023	1,167	69,788	(47,118)	28,860
Loss for the year	–	–	–	(69)	(69)
Share movement during year	–	668	–	–	668
Share issue	138	(1,835)	1,697	–	–
Expenses on issue of shares	–	–	(32)	–	(32)
At 1 January 2005	5,161	–	71,453	(47,187)	29,427
Loss for the year	–	–	–	(13,779)	(13,779)
Exercise of options	8	–	53	–	61
Adjustment for cost of ESOP options	–	–	(79)	–	(79)
Expenses on issue of shares	–	–	(1)	–	(1)
At 31 December 2005	5,169	–	71,426	(60,966)	15,629

J. APPROVAL OF ACCOUNTS

The company financial statements were approved, and authorised for issue, by the board of directors on 30 March 2006.